15

07022027

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Takeda Pharmaceutical Company Limited

*CURRENT ADDRESS 1-1, Doshomachi 4-Chome
Chuo-ku, Osaka 540-8645
Japan

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 0 6 2007
THOMSON FINANCIAL

FILE NO. 82- 35071 FISCAL YEAR 3/31/05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: EBS

DAT : 3/27/07

CONTRIBUTES TO THE HEALTH OF INDIVIDUALS WORLDWIDE



ANNUAL REPORT 2005

Year ended March 31, 2005

Takeda Pharmaceutical Company Limited

Together with our corporate philosophy of Takeda-ism, our high ethical standards and strong sense of mission, developed over our 220-year history of knowing about the value of life, have become a vital part of our management today.

CORPORATE PHILOSOPHY

TAKEDA-ISM

We, the members of the Takeda Group, pledge to act with integrity at all times, especially when facing difficulties or challenges. "Integrity" refers to our compliance with the highest ethical standards, our fairness and honesty in conducting every activity, and our perseverance in pursuing the ideal forms for our operations and management. Through the demonstration of these qualities, we show our commitment to building trust and confidence in all the people around us, and our determination to continue to expand the business. These empower our progress in our global endeavors to fulfill our mission to "strive toward better health for individuals and progress in medicine by developing superior pharmaceutical products."



MANAGEMENT MISSION

We strive toward better health for individuals and progress in medicine by developing superior pharmaceutical products.

MANAGEMENT VISION

- A multinational company, driven by research and development, which leads the world through its unique strengths
- A company with highly integrated global operations
- A company that meets the needs of people around the world through superior products and services
- A company that grows together with its shareholders and other stakeholders
- An energetic company that attracts and retains well-qualified personnel from all over the world

CORPORATE VALUES

- Dignity of life and strict ethical standards
- Personal worth and the essence of our operations
- Responsibility and cooperation
- Fairness, honesty, and mutual trust
- Self-improvement, speed, and efficiency



TAKEDA-ISM
MANAGEMENT MISSION
CORPORATE VALUES
MANAGEMENT VISION
Enhancement of the Value of TAKEDA



RESEARCH AND DEVELOPMENT 10



INTELLECTUAL PROPERTY 16



MARKETING 18



PRODUCTION SYSTEM 24



CORPORATE SOCIAL RESPONSIBILITY 25

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements regarding the Company's plans, outlook, strategies and results for the future. All forward-looking statements are based on judgements derived from the information available to the Company at the time of publication.

Certain risks and uncertainties could cause the Company's actual results to differ materially from any projections presented in this report. These risks and uncertainties include, but are not limited to, the economic circumstances surrounding the Company's business; competitive pressures; related laws and regulations; product development programs; and changes in exchange rates.

*The content of this annual report is based on information available as of July 31, 2005, except where indicated otherwise.

PHOTOS

COVER: from left

STEFANO CALDANI
Takeda Italia Farmaceutici S.p.A.

THEA JENE CINCO
Boie-Takeda Chemicals, Inc.

KOUTAROU ARIYOSHI
Kumamoto Dai-ichi Representative Office
Takeda Pharmaceutical Company Limited

KAZUKO AOKI
Pharmaceutical Research Division
Takeda Pharmaceutical Company Limited

HAROLD EDWARDS
Takeda Pharmaceuticals North America, Inc.

CONTENTS: from top

YOSHIKO TAKAGI
Pharmaceutical Research Division
Takeda Pharmaceutical Company Limited

HIROSHI AKIMOTO PH.D.
Managing Director, MPDRAP Advisor
Takeda Pharmaceutical Company Limited

KIA BROUGHTON
Takeda Pharmaceuticals North America, Inc.

KOUHEI TAKAMASU
Pharmaceutical Production Division
Takeda Pharmaceutical Company Limited

LAURI JACKSON
Takeda Pharmaceuticals North America, Inc.

FINANCIAL HIGHLIGHTS

Takeda Pharmaceutical Company Limited and Subsidiaries
Years ended March 31, 2005 and 2004

	Millions of yen		% change	Thousands of U.S. dollars (Note)
	2005	2004	2005/2004	**2005**
Net sales	**¥ 1,122,960**	¥ 1,086,431	3.4%	**$ 10,494,953**
Operating income	**385,278**	371,633	3.7	**3,600,729**
Income before income taxes and minority interests	**441,102**	446,144	(1.1)	**4,122,449**
Net income	**277,438**	285,264	(2.7)	**2,592,879**
Research and development costs	**141,453**	129,652	9.1	**1,321,991**
Capital investments	**49,230**	62,472	(21.2)	**460,093**
Depreciation and amortization	**31,226**	28,083	11.2	**291,832**
Per share amounts (Yen and U.S. dollars)				
Net income	**¥ 313.01**	¥ 321.86	(2.7)%	**$ 2.93**
Cash dividends	**88.00**	77.00	14.3	**0.82**
Total assets	**¥ 2,545,435**	¥ 2,335,660	9.0%	**$ 23,789,112**
Shareholders' equity	**2,001,414**	1,781,010	12.4	**18,704,804**
Number of employees	**14,510**	14,592		

Note: The U.S. dollar amounts in this report represent translations of Japanese yen, solely for readers' convenience, at the rate of ¥107= US$1, the approximate exchange rate at March 31, 2005. Figures in parentheses indicate a decrease.

NET SALES


¥ Billion
Overseas sales
Domestic sales
1,123.0
1,200
1,000
800
600
400
200
0
FY '99 '00 '01 '02 '03 '04

NET INCOME AND EARNINGS PER SHARE (EPS)


¥ Billion
¥
Net income
Earnings per share
NET INCOME
EPS
313
277
350
300
250
200
150
100
50
0
FY '99 '00 '01 '02 '03 '04

RETURN ON EQUITY (ROE)


%
20
10
0
14.7
FY '99 '00 '01 '02 '03 '04



TO OUR SHAREHOLDERS

Ensuring high ethical standards and a sense of mission to be shared by all the employees—leading to our goal of becoming a world-class pharmaceutical company.

SUMMARY OF FINANCIAL RESULTS FOR FISCAL 2004: INVESTMENTS FOR TAKEDA'S FUTURE

In fiscal 2004 (ended March 31, 2005), our net sales reached ¥1,123.0 billion, up 3.4% year on year. Our pharmaceuticals business reported net sales up 3.8% to ¥970.5 billion, accounting for 86.4% of total net sales (86.1% in the previous fiscal year). The remaining 13.6% of net sales (13.9% in the previous fiscal year) came from our non-pharmaceuticals businesses, which grew 0.9% year on year, coming in at ¥152.5 billion.

The increased cost of developing new drugs is one of the factors prompting increasing numbers of global pharmaceutical companies to pursue scale merit through mergers and acquisitions, and this trend has resulted in even more intense competition in the industry. Even so, sales of Takeda's mainstay products grew, driving up revenues. Mainstay products that enjoyed higher sales in Japan included the hypertension treatment *Blopress*, the peptic ulcer treatment *Takepron*, the insulin sensitizer *Actos*, and the treatment for prostate cancer and endometriosis *Leuplin*. Mainstay products that contributed to higher net sales overseas were *Actos* in the North American market, and three products in Europe: lansoprazole (marketed in Japan as *Takepron*); *Actos*; and leuprolide acetate (marketed in Japan as *Leuplin*).

Operating income for fiscal 2004 was ¥385.3 billion, a moderate increase of 3.7% year on year. The main factor behind this relatively modest growth was greater investment in research and development, for which costs were up 9.1% year on year to ¥141.5 billion. The main factors pushing up R&D costs were our aquisition of the U.S. bioventure, Syrrx, Inc., and future-oriented investments for the in-licensing and marketing of new products. Ordinary income was ¥442.1 billion, slipping 0.9% year on year. This drop was due primarily to a decline in profit at TAP Pharmaceutical Products Inc. (TAP), an equity-method affiliate in the United States of which Takeda holds a 50% share (the remaining 50% is held by Abbott Laboratories). TAP's performance was impacted by a weakening of the markets for its main therapeutic areas, fiercer competition, and the appreciation of the Japanese yen against the U.S. dollar. As a result, net income during the term under review also dropped slightly, to ¥277.4 billion, down 2.7% year on year.

We are unsatisfied with the lack of growth in ordinary and net income during the term, but it is important to view these results from the proper perspective, considering our need for medium- and long-term growth. Our slightly lower income levels were primarily due to strategic investments to strengthen our R&D pipeline, and we are convinced that our strong commitment now will deliver positive results in the future.

We regard dividends as the return to shareholders, and it is the Company's basic policy to provide a return on profit, calculated according to the consolidated financial results for each fiscal year. Cash dividends per share applicable to fiscal 2004 were ¥88, amounting to a consolidated payout ratio of 28.1%. Our target is to increase the consolidated payout ratio for fiscal 2005 to 30%.

OUTLOOK FOR FISCAL 2005—ADDRESSING MANAGEMENT ISSUES TO ACHIEVE HIGHER TARGETS

During fiscal 2005, we plan to increase our net sales to ¥1,155.0 billion, ordinary income to ¥445.0 billion, and net income to ¥295.0 billion, representing growth over fiscal 2004 of 2.9%, 0.7% and 6.3%, respectively. We anticipate that our net sales will continue to increase, driven by our mainstay products. However, strategic increases in research and development costs, as well as selling, general and administrative expenses, will most likely act as a cap on ordinary income. We anticipate that net income for fiscal 2005 will be ¥17.6 billion more than for fiscal 2004, partly due to a gain from transfer of the substitutional portion of the pension fund for employee retirement benefits, profits from a partial transfer of Wyeth K.K. shares, and an extraordinary profit from the transfer of shares in life-environment business-related companies, namely consolidated subsidiaries and equity-method affiliates.

The 2005 fiscal year is the last year of our 2001-2005 Medium-term Management Plan, the year that we will round out and finish the plan. The four basic objectives of this Management Plan are:

(1) To achieve ¥1 trillion in net sales of in-house ethical drugs;
(2) To achieve complete independence for our non-pharmaceuticals businesses;
(3) To develop new sources of growth necessary for becoming a world-class pharmaceutical company;
(4) To establish a business management structure suitable for such a world-class pharmaceutical company.

Achievement of the first two of these objectives is basically in sight, and now is the time to get on track to sustainable growth and prepare for the leap up to the status of a world-class pharmaceutical company. We will do this by resolving outstanding issues and developing structures that ensure a smooth transition to our upcoming 2006–2010 Medium-term Management Plan. We will work toward these goals by tackling the following four priority challenges during fiscal 2005:

- Strengthening of the R&D pipeline
- Fostering the growth potential of our major products, and expanding market share
- Developing a global business management structure
- Establishing a strong and solid business structure free from the impacts of changes in the business environment

■ Strengthening of the R&D pipeline

Takeda's resolute efforts to strengthen its R&D pipeline consist of three pillar strategies: strengthening in-house research and development; actively promoting in-licensing and alliances; and adding new indications and formulations for existing products.

These efforts focus on the following four core therapeutic areas: lifestyle-related diseases; cancer, urological diseases and gynecological disorders; central nervous system and bone and joint diseases; and life-cycle management of drugs for digestive system diseases.

New products anticipated in the United States

At the present time, four mainstay products are driving Takeda's growth. These are lansoprazole, *Actos*, leuprolide acetate, and candesartan cilexetil (marketed in Japan as *Blopress*). As these products will be subjected to increasing competition from generic products in the United States one by one starting in 2009, it is our urgent task to prepare for the launch of new products to offset the negative impacts from such a situation. As part of this effort, Takeda Pharmaceuticals North America, Inc. (TPNA) is now fervently preparing for the launch of the insomnia treatment *Rozerem* (generic name: ramelteon), which was granted approval in July this year.

Strengthening the R&D pipeline for core therapeutic areas

Takeda has positioned lifestyle-related diseases such as diabetes and hypertension as its most important therapeutic area, now that populations are aging in developed countries. This explains our strong efforts and commitment to developing drugs to treat such diseases. We are also pursuing a variety of projects in the area of cancer and urological diseases, especially for the treatment of cancers such as prostate cancer, and urological disorders. In the area of central nervous system diseases, we are promoting the development of ramelteon in Europe and Japan, in addition to the United States. In the area of life-cycle management of drugs for digestive system diseases—the therapeutic area that generates the largest portion of Takeda's current profit—we are working hard to develop products to succeed lansoprazole. In addition, as for lubiprostone, a treatment for chronic idiopathic constipation and constipation-predominant irritable bowel syndrome (c-IBS), our partner, Sucampo Pharmaceuticals, Inc., applied for approval for the treatment of chronic idiopathic constipation in March 2005.

Specifically for in-house R&D, we aim to strengthen our pipeline by investing management resources selectively into our specialty fields and priority projects, and also by shortening the development period by pursuing further efficiency in development activities.

Other strategies we are employing to strengthen our R&D pipeline include ensuring appropriate life-cycle management of the products that are already on the market, and maximizing the added value of all of our products. In this regard, in Japan we have applied for approval of new indications and formulations of *Takepron* and *Leuplin*, and are now conducting large-scale post-marketing clinical studies in Europe to accumulate and add the evidence-based data of *Actos* and *Blopress*. We will continue to pursue efforts such as these, generating results to maximize the sales potential of each product around the world.

In-licensing and alliances

Takeda is aggressively conducting in-licensing and alliances activities to expand its pharmaceutical R&D pipeline, along with in-house R&D. For example, in addition to lubiprostone, we are in-licensing the chemoprotective drug agent dimesna from a venture company in the United States. In Japan, examples include the co-marketing of two products: *Glufast Tablets*, a short-acting insulin secretagogue discovered and developed by Kissei Pharmaceutical Co., Ltd., and *Enbrel*, Wyeth K.K.'s treatment for rheumatoid arthritis. The two companies began these co-marketing efforts with Takeda in May 2004 and March 2005, respectively. Overseas, examples include our joint development of 3M's medication for the treatment of human papillomavirus (HPV) infections, and Toray Industries' medication for the treatment of frequent urination and urinary incontinence.

The Takeda Group's first research base in the United States

Another significant step we took to strengthen our R&D pipeline was our March 2005 acquisition of the U.S. bioventure, Syrrx, Inc. This company, which has become the Takeda Group's first research base in the United States, has undergone a name change to Takeda San Diego, Inc. It is creating lead compounds and optimizing its development processes, by utilizing renowned high-throughput X-ray crystallography technology for analyzing protein structure, which is among the best in the world. Takeda San Diego also has an excellent R&D pipeline as proven by several promising compounds at the clinical stage in the area of treatment for cancer and diabetes. The company's advanced technologies are now being applied to Takeda's own in-house research programs, and we are confident that this acquisition will further enhance our R&D pipeline and raise the efficiency of our research processes. Further, by encouraging healthy internal competition between researchers in San Diego and those at our research bases in Japan, we are creating a stimulating environment for our researchers, and maximizing the synergetic effect of both bases working together.



■ Fostering the growth potential of our major products, and expanding market share

The Japanese market

To succeed in our second priority challenge of maintaining the growth potential of our mainstay products and expanding market share, Takeda must maintain its top position in the Japanese market—the home to the Group—and enhance its presence in the markets of other countries.

The goal for fiscal 2005 is to increase our share of the ethical drug market in Japan to 6%, and raise the share of the Takeda Group as a whole to 8% (including the sales of the products of affiliated companies). We intend to achieve these goals by strengthening our marketing capacity, in terms of both quality and quantity.

With foreign-owned companies making inroads, and mergers resulting in the launch of new companies of almost the same size as our company, the market in Japan is becoming more competitive than ever. However, we possess comprehensive strengths such as our well-qualified medical representatives who enjoy a strong reputation among medical professionals, our precisely targeted marketing strategies, and the abundant data on the efficacy and safety of our products that we have accumulated on a global scale. We will capitalize on these strengths to our fullest potential to further expand market share, without being satisfied with our current top position.

The overseas market

We intend to take aggressive steps overseas. In the United States, we will maintain and expand the sales of our existing mainstay products, while introducing new products. In Europe, where we have enjoyed double-digit growth in recent years, we will also expand our market share through greater sales of *Blopress* and *Actos*, taking advantage of new indications and formulations.

With the current progress in project development, Takeda Pharmaceuticals North America, Inc. (TPNA) will be able to launch one new product each year for the next three consecutive years, which will bring us to a new phase of growth as the company begins marketing multiple products, and leveraging the marketing expertise it has developed through its experience with *Actos*. The insomnia treatment *Rozerem* is the first new product for TPNA in six years, and we expect its rapid penetration since there are many patients with chronic insomnia in the United States. We intend to quickly build a position of first-line therapy for insomnia for *Rozerem* through strategic and decisive marketing investments, including hiring an additional 500 medical representatives at TPNA, with additional sales forces provided by a contract sales organization (CSO).

The market environment for the mainstay products marketed by TAP Pharmaceutical Products Inc. (TAP) has become more difficult, and this has caused some decline in its financial results. In the midst of such an environment, however, we will offer every support to TAP in its



vigorous efforts to get back on a growth track within fiscal 2005 with the launch of their first product in a decade—*Febuxostat*, intended for the management of hyperuricemia in chronic gout. We will also support their projected application for approval of a medication for uterine fibroid and endometriosis treatment scheduled for the same fiscal year. In the meantime, TAP will pursue these goals while maintaining its sales levels for *Lupron Depot* and *Prevacid* (lansoprazole).

■ Developing a global business management structure

Takeda is now developing a unified business management structure that will simply and efficiently integrate the objectives of the head office in Japan with those of our key global bases, focusing on the areas of marketing, production, research, and development.

Marketing: We will implement marketing activities appropriate to the specific environment in each country by developing business models and management structures matching that market. In line with this policy, we revised our organizational scheme so that TPNA will report directly to Takeda's president. This creates a more effective and efficient management structure.

Production: Takeda Pharma Ireland Limited, Takeda's first overseas bulk pharmaceutical manufacturing site, will begin production in fiscal 2005, under direct management of the head office in Japan.

Research: Takeda San Diego, Inc., our first overseas research base, has joined the Takeda Group. To enhance the advantages offered by this addition, we will raise the global management capacity of the head office in Japan and develop a structure that will optimize the synergies of the two locations.

Development: We will further strengthen our tripolar (Japan, U.S., Europe) system and raise its efficiency through effective management of the Takeda Global Research & Development Center Inc. (TGR&D), the Takeda Europe Research & Development Centre Ltd. (EUR&D), and the Japan Development Center.

■ Establishing a strong and solid business structure free from the impacts of changes in the business environment

Takeda will concentrate its business on its core functions, offer more advanced training programs to enhance the capacity of its human resources, and move forward with reforms to build a lean organizational structure and business management system staffed by the appropriate number of highly qualified personnel.

We will also improve cost management to reflect market cost standards and promote efficient investments and expenditures, with a view to establishing a business structure that ensures continued growth and avoids negative impacts from changes in the business environment.

TAKEDA'S MANAGEMENT MISSION—THE KEY TO OUR SUCCESS

Takeda aims to become a world-class pharmaceutical company in Japan. We plan to establish a significant global presence spanning North America, Europe and Asia while maintaining our strong presence in the Japanese market, and ensure continued high profitability and constant growth dynamism by actively investing in research and development, alliances and marketing.

Takeda is in fact smaller than some other major pharmaceutical companies in Europe and North America, but our business strategies are not intended only to pursue the expansion of our size. By concentrating our investments in research and development in the core therapeutic areas described above, we will expand and strengthen our R&D pipeline. This targeted approach will keep us on track for future growth.

A global corporation must maintain a balance between its "centrifugal force" and "centripetal force." The centrifugal or "outward" force in this context represents the way we will be establishing and expanding a solid business foundation in overseas markets, and ensuring that stakeholders everywhere accept and support Takeda as they do local companies. The centripetal or "inward" force represents how our employees around the world must always regard themselves as part of the Takeda Group, and how all the members of the Group see themselves as part of a single, unified entity. This balanced approach is in fact an essential element in the Takeda philosophy we call "Takeda-ism." It is the "genetic" heritage of Takeda that we have continuously cultivated since the Company was first established more than 220 years ago.

At the heart of Takeda-ism is a simple word: "integrity." It refers to our compliance with the highest ethical standards, fairness and honesty in conducting every activity, and perseverance even when facing difficulties or challenges. This will guide us as we continue to pursue our goal—the creation of new drugs and contributing to society. This goal, which we now pursue on a global scale, has not changed since our founding, and we will continue to maintain it faithfully in the future. By promoting this "Takeda-ism," and also the Management Mission, we will achieve the goal of striving toward better health for individuals and progress in medicine by developing superior pharmaceutical products. With all employees in the Takeda Group sharing this Takeda-ism, we will become a world-class pharmaceutical company. We believe that it is our responsibility, as top management executives, to ensure its realization, since this will raise Takeda's corporate value and provide returns to our shareholders and other stakeholders.

We will devote our efforts to fulfilling the expectations of all our stakeholders.



KUNIO TAKEDA
Chairman and
Chief Executive Officer



YASUCHIKA HASEGAWA
President and
Chief Operating Officer



RESEARCH AND DEVELOPMENT

Takeda undertakes global research and development with the aim of creating new drugs that are both medically and socially meaningful.

Takeda has until now conducted research and development, from target discovery to drug creation, at research centers in Tsukuba and Osaka in Japan. In March 2005, however, Takeda secured its first research base outside Japan with the acquisition of a U.S. bioventure. Takeda is devoted to utilizing this global research network to deliver highly innovative pharmaceuticals as quickly as possible.

PROMOTING PATIENT-FOCUSED RESEARCH

Takeda is taking proactive steps to strengthen its pipeline. This involves accurately understanding patient needs and focusing management resources on the Company's four core therapeutic areas: lifestyle-related diseases, cancer and urological diseases, central nervous system (CNS) diseases, and life-cycle management of drugs for digestive system diseases. Takeda further facilitates drug discovery through a product strategy system named the MPDRAP strategy*.

* Enables rapid decision-making by sharing information across each of our marketing, production, development, research, alliance, and patent (MPDRAP) divisions.

CREATING TAKEDA'S NEXT INTERNATIONAL STRATEGIC PRODUCTS

The two most important keys to success as an R&D-driven pharmaceutical company are increasing the success ratio of drug discovery research, and efficiently generating a number of compounds that proceed to the development stage. To achieve that success and to launch the Company's next international strategic products, Takeda scientists are fully devoting themselves to research activities at the two research centers in Japan that created such global products as leuprolide acetate, lansoprazole, candesartan cilexetil, and pioglitazone, and also at Takeda's new overseas research base, which is equipped with a state-of-the-art technological infrastructure.

In addition to its in-house research, Takeda actively engages in joint research with research institutions and companies both in Japan and overseas. In July 2004, Takeda agreed to conduct joint research with the U.S. company Lexicon Genetics Incorporated to identify drug-discovery targets for hypertension treatments. In June 2005, Takeda agreed to conduct joint research with the U.K.'s Paradigm Therapeutics Ltd. in the area of CNS diseases.

TAKEDA SAN DIEGO, INC.: TAKEDA'S FIRST RESEARCH BASE OUTSIDE JAPAN

In March 2005, Takeda acquired Syrrx, Inc. (renamed Takeda San Diego, Inc. [TSD]), a U.S. bioventure with the world's best high-throughput X-ray crystallography technology for analyzing proteins, and an excellent, highly promising R&D pipeline.

The addition of TSD as a new research base to complement Takeda's two research bases in Japan will maximize the synergistic potential within the Company and enhance the efficiency of Takeda's target discovery, search and drug discovery process. This will translate into a strengthened R&D pipeline in terms of both quality and quantity.

IND ENGINE*: ENHANCING THE IDENTIFICATION OF CANDIDATE COMPOUNDS

By in-licensing genomic databases, Takeda is working to build up the foundation of its drug discovery research, in order to strengthen the search for drug discovery targets and the process for optimization of candidate compounds. The recent addition of TSD will enable the rapid clarification of key-keyhole structures between proteins and hit/lead compounds, which are drug discovery targets. It is also expected to enable efficient optimization research and TSD's technology is already being employed on a number of compounds.

TSD'S PROMISING PIPELINE

In addition to possessing drug discovery research technology, TSD has also synthesized compounds in therapeutic areas such as diabetes and cancer. For diabetes treatment, TSD has synthesized a number of compounds targeting DPP-IV, which are now receiving attention in the industry. The most advanced project is currently in phase II clinical trials. For cancer treatment, TSD has a compound in the pre-clinical stages that targets aurora kinase, which is associated with the division of cancer cells.

*IND (Investigational New Drug application): Submission to the U.S. Food and Drug Administration (FDA) in order to conduct clinical trials on a new drug (candidate).



MESSAGE FROM TSD PRESIDENT STEPHEN KALDOR

Takeda San Diego will be a global center for excellence in structure-based drug discovery. We will be an efficient small molecule "IND engine" for Takeda, and will also use our structural biology platform to enable structure-based drug discovery at all Takeda research sites. TSD will support the growing Takeda presence in the United States. We will be a hub for enhancing Takeda's discovery research network, and will also participate in the evaluation of potential U.S.-based research alliance and in-licensing opportunities. TSD will work collaboratively with our colleagues at other Takeda sites to strengthen our collective drug hunting efficiency and enhance the strength of the Takeda pipeline. We will continue to attract world-class talent to TSD and will provide a highly motivating environment for employees to ensure the long term success of the site.

MULTI IND ENGINE MODEL


Flow of compounds
Flow of support and cooperation
DRUG DISCOVERY TARGET
HIT/LEAD
IND ENGINE
CANDIDATE COMPOUND
DEVELOPED COMPOUND
APPLICATION
Frontier Research Laboratories (Pharmacology Research Laboratories)
Japan
Overseas
Discovery Research Centers
Pharmacology Research Laboratories 1 / Medicinal Chemistry Research Laboratories
Pharmacology Research Laboratories 2 / Medicinal Chemistry Research Laboratories
Pharmacology Research Laboratories 3 / Medicinal Chemistry Research Laboratories
Infrastructure technology-based bioventure IND engine (TSD, formerly Syrrx)
Development Research Center
Pharmaceutical Development Division / Pharmaceutical Production Division



Takeda San Diego, Inc. (formerly Syrrx, Inc.)

ROZEREM: CREATED THROUGH IN-HOUSE R&D


O
N
H
CH3
O

TAKEDA SUPPLIES A TREATMENT WITH A NEW MECHANISM OF ACTION TO PATIENTS WITH INSOMNIA

In July 2005, Takeda received approval to market ROZEREM *(generic name: ramelteon) in the United States. This is the first and only prescription insomnia medication which has not been designated as a controlled substance by the U.S. Drug Enforcement Administration. Different from existing insomnia medications,* ROZEREM's *mechanism of action is to bind MT1/MT2 receptors, which control the sleep-wake cycle. MT1/MT2 receptors, located in the suprachiasmatic nucleus in the brain, are known as the body's "master clock."* ROZEREM *triggers and maintains physiological sleep close to natural sleep by specifically acting on these receptors.*

PROVEN EFFICACY AND SAFETY

Clinical studies have shown both objectively (using polysomnography) and subjectively (using patient assessments) that *ROZEREM* shortens sleep latency (the time before the onset of sleep).

Existing insomnia medications, which act on gamma-aminobutyric acid (GABA) receptors located throughout the brain, are known to induce adverse reactions such as dependence, memory and motor disorders. Moreover, other acknowledged problems include somnolence and dizziness the day after taking the medications, as well as even worse insomnia after stopping use (rebound insomnia). In contrast, as for safety, *ROZEREM*, which exhibits nearly no affinity for neurotransmitter receptors such as GABA or opioid receptors, has not been seen to cause the dependency or rebound insomnia often seen with existing sleeping drugs.

A HIGHLY ANTICIPATED NEW DRUG

More than 60 million people in the United States suffer from insomnia*. These people complain of symptoms including impaired attention, memory, and concentration, emotional depression, irritability, and anxiety. As a result, insomnia has been shown to have an adverse impact on work, family, and school life. It is said that over half the U.S. population has experienced insomnia at least one time. The potential insomnia patient pool in the United States continues to grow every year, and therefore, a treatment that is both highly effective and safe is expected by the U.S. public.

From May through June 2005, clinical data demonstrating the efficacy and safety of *ROZEREM* were presented to the American Geriatrics Society, the American Psychiatric Association, and the Associated Professional Sleep Societies. *ROZEREM* is also currently undergoing phase Ⅲ clinical trials on patients with insomnia in Japan and Europe. Takeda is advancing the development of *ROZEREM* with the aim of making it available as quickly as possible to patients in these regions suffering from insomnia.

*Insomnia: Insomnia is defined in terms of dissatisfaction with the amount and/or quality of sleep, including difficulty in initiating or maintaining sleep, or early awakening with the inability to fall asleep again, and is associated with adverse daytime consequences.
(American Psychiatric Association)

ROZEREM (MT1/MT2-selective agonist)


Retina
Suprachiasmatic
nucleus
MT1/MT2
Induction of
physiological sleep
Sleep-wake cycle

ROZEREM selectively acts on MT1/MT2 receptors

↓

Induces sleep with much lesser incidence of the adverse reactions that are a problem with existing sleep drugs

↓

Physiological sleep close to natural sleep

FORECAST OF THE NUMBER OF INSOMNIA PATIENTS IN THE UNITED STATES


Millions of people
110
100
90
80
70
60
50
F.Y.
'05
'10
'15
'20
'25

Source: Mattson Jack Group "Epi Database"

ACCELERATING CLINICAL DEVELOPMENT THROUGH A GLOBAL DEVELOPMENT SYSTEM

TAKEDA'S CLOSE-KNIT TRIPOLAR SYSTEM OF COOPERATION AMONG JAPAN, THE UNITED STATES AND EUROPE

In January 2004, Takeda established the Takeda Global Research and Development Center, Inc. (TGR&D), as a wholly owned subsidiary of Takeda Pharmaceuticals North America, Inc. (TPNA). With the aim of launching new products in the United States, the world's largest market, as top priority, TGR&D conducts integrated clinical trials in the United States and Europe, overseeing and managing the Takeda Europe Research & Development Centre Ltd. (EUR&D), and proceeds to the submission-approval process for new drug applications in the United States. At the same time, TGR&D designs and implements post-marketing surveillance clinical studies and develops strategies for maximizing added value for existing drugs. Takeda continues to coordinate and strengthen its global development system, including the Japan Development Center, and is working to continue achieving sustainable growth for the Company by accelerating the launch of new products.

AGGRESSIVE IN-LICENSING AND ALLIANCE ACTIVITIES: ENHANCING TAKEDA'S PIPELINE

COMPANY-WIDE INITIATIVES TO STRENGTHEN TAKEDA'S PIPELINE

Takeda is moving aggressively to strengthen its pipeline in each of its core therapeutic areas. This effort is implemented through three fundamental strategies: (1) in-house research and development; (2) in-licensing and alliances; and (3) life-cycle management (LCM). Moreover, in April 2005 Takeda established a global Product Strategy Team (PST) that will rapidly plan and execute individual product strategies for main R&D projects. This PST complements Takeda's MPDRAP strategy as an execution team for each one of R&D projects.

TRIPOLAR SYSTEM OF COOPERATION AMONG JAPAN, THE UNITED STATES AND EUROPE


JAPAN
DEVELOPMENT CENTER
TAKEDA EUROPE
RESEARCH & DEVELOPMENT
CENTRE LTD.
TAKEDA GLOBAL
RESEARCH AND DEVELOPMENT
CENTER, INC.

IN-LICENSING AND ALLIANCE ACTIVITIES: GENERATING RESULTS

Takeda is focusing on in-licensing and alliance activities to complement in-house research as a means of strengthening its pipeline. R&D successes during fiscal 2004 include the following three products. Takeda is moving forward with the development of these products with the aim of launching them in the United States.

DIMESNA

Dimesna was created by BioNumerik Pharmaceuticals, Inc., based out of San Antonio, Texas in the United States. It alleviates the neurotoxicity (characterized by numbness in the extremities, pain, and sensory abnormalities) that develops in nearly half of the patients treated with taxane and platinum classes of chemotherapy drugs, which are standard drugs for some cancers.

Dimesna is currently undergoing phase Ⅲ trials. Once it is approved and launched on the market, dimesna is expected to help improve patients' quality of life (QOL) by alleviating the neurotoxicity induced by chemotherapy agents. It is also expected to contribute significantly to the continued administration and maintenance of dosage levels in patients in whom chemotherapy would otherwise be unavoidably stopped or dosages reduced due to neurotoxicity.

LUBIPROSTONE

Lubiprostone, a treatment for chronic idiopathic constipation and constipation-predominant Irritable Bowel Syndrome (c-IBS), was created by Sucampo Pharmaceuticals, Inc., based out of Bethesda, Maryland in the United States. In March 2005, Sucampo filed a new drug application in the United States for lubiprostone, with an indication of chronic idiopathic constipation. In parallel to the NDA, Phase Ⅲ trials in patients are currently ongoing.

Lubiprostone has the potential to become a new treatment for irritable bowel syndrome, a disorder with a large market in the United States, where it is estimated that over 30 million people suffer from this condition.

R851

R851 was created by 3M, based out of St. Paul, Minnesota in the United States. It is a treatment for cervical high-risk human papillomavirus (HPV) infection accompanying cervical dysplasia, which is strongly related to cervical cancer.

It has been reported in the United States that over half of the women who show abnormality on uterine cancer screenings also have a high-risk HPV infection. It is expected that an understanding of the importance of HPV infection treatment will increase the value of R851.

MAXIMIZING ADDED VALUE THROUGH LIFE-CYCLE MANAGEMENT OF DRUGS ALREADY ON THE MARKET

Takeda is aggressively implementing life-cycle management to maximize the added value of drugs already on the market by expanding indications and adding new formulations, all with the aim of improving convenience for medical professionals and patients.

CANDESARTAN (BLOPRESS, AMIAS, KENZEN)

In August 2004, 14 European countries approved a 32-mg high-dose formulation of candesartan. Based on the results of the outcome study CHARM*1, an additional indication of chronic heart failure was approved in Europe and the United States in November 2004 and February 2005, respectively. Candesartan is the first angiotensin II receptor antagonist to prove its efficacy in reducing mortality in patients suffering from chronic heart failure. Moreover, the outcome study DIRECT is currently being conducted to examine the potential of candesartan to prevent and treat diabetic retinopathy.

*1 *Candesartan* in Heart Failure — Assessment of Reduction in Mortality and Morbidity: An outcome study that examines mortality in patients due to chronic heart failure and the number of hospitalizations due to deterioration of heart failure symptoms.

ACTOS

In October 2004 and February 2005, respectively, Takeda submitted applications to market a fixed combination product of *Actos*-metformin combination in the United States and Europe. Also, Takeda submitted an application to market a fixed combination drug with *Actos* and glimepiride, a sulfonylurea, both in the United States and Europe in June and July 2005, respectively. In Europe, the outcome study PROactive*2 is now being conducted to study the efficacy of *Actos* on macrovascular events in patients with type 2 diabetes. In the United States, Takeda is conducting two post-marketing clinical trials on *Actos*: the CHICAGO study, which studies *Actos*' efficacy for controlling the progress of atherosclerosis, and the PERISCOPE study, which studies *Actos*' efficacy on coronary artery disease.

*2 PROspective pioglitAzone Clinical Trial In macro Vascular Events

OUR PIPELINES

Development Code	Generic Name	Brand Name (Country/Region)
LIFESTYLE-RELATED DISEASES		
TCV-116	Candesartan cilexetil	*Blopress* (Japan, Europe, Asia) *Amias, Kenzen*, etc. (Europe)
AD-4833	Pioglitazone hydrochloride	*Actos* (Japan, U.S.A., Europe, Asia)
AO-128	Voglibose	*Basen* (Japan, Asia)
TAK-475	Not decided	
TAK-428	Not decided	
TAK-654	Not decided	
TAK-536	Not decided	
LY333531	Ruboxistaurin	
TAK-128	Not decided	
SYR-322	Not decided	
ONCOLOGY AND UROLOGIC DISEASES		
TAP-144-SR	Leuprorelin acetate	*Leuplin* (Japan) *Lupron Depot* (U.S.A.) *Enantone*, etc. (Europe, Asia)
TAK-453-SR	Morphine hydrochloride	
MH-15E	Morphine hydrochloride	
CENTRAL NERVOUS SYSTEM DISEASES, BONE/JOINT DISEASES		
TAK-375	Ramelteon	
NE-58095	Risedronate	
TAK-715	Not decided	
GASTROENTEROLOGY DISEASES PRODUCT LIFE-CYCLE MANAGEMENT		
AG-1749	Lansoprazole	*Takepron* (Japan, Asia) *Prevacid* (U.S.A., Asia) *Ogast, Agopton, Lansox*, etc. (Europe)
TAK-242	Not decided	
TMR	Double combination vaccine against measles and rubella	

Drug Class	Indication (Formulation)	Country/ Region	Phase1	Phase2	Phase3	NDA submission	NDA approval
Angiotensin II receptor antagonist	Chronic heart failure	Japan	■	■	■	'01 Dec.	
		U.S.A.	■	■	■	■	'05 Feb.
		Europe	■	■	■	■	'04 Nov.
	Diabetic nephropathy	Japan	■	■			
	Fixed combination with diuretic	Japan	■	■	■	'02 Dec.	
	High dose	Japan	■	■	■		
	Outcome study, DIRECT (DIabetic REtinopathy Candesartan Trial)	Europe	■	■	■		
Insulin resistance-improving drug	Outcome study, PROactive (PROspective PioglitAzone Clinical Trial In MacroVascular Events)	Europe	■	■	■		
	Delay in progression of atherosclerosis	U.S.A.	■	■	■		
	Combination drug of *Actos*/Metformin	U.S.A.	■	■	■	'04 Oct.	
		Europe	■	■	■	'05 Feb.	
	Combination drug of *Actos*/SU	U.S.A.	■	■	■	'05 Jun.	
		Europe	■	■	■	'05 Jul.	
α-glucosidase inhibitor	Impaired glucose tolerance (IGT)	Japan	■	■	■		
Squalene synthase inhibitor	Hyperlipemia	Japan	■				
		U.S.A	■	■	■		
		Europe	■	■	■		
Neurotrophic factor production accelerator	Diabetic neuropathy	U.S.A.	■	■			
		Europe	■	■			
Insulin resistance-improving drug	Diabetes mellitus	Japan	■	■			
		U.S.A.	■	■			
		Europe	■	■			
Angiotensin II receptor antagonist	Hypertension	U.S.A.	■	■			
		Europe	■	■			
PKCß inhibitor	Diabetic maculopathy	Japan	■	■			
Myelin formation accelerator	Diabetic neuropathy	U.S.A.	■	■			
DPP-IV inhibitor	Diabetes	U.S.A.	■	■			
LH-RH agonist	3-month depot/premenopausal breast cancer	Japan	■	■	■	'04 Feb.	
	6-month depot/prostate cancer	U.S.A.	■	■	■		
		Germany	■	■	■	'05 Jun.	
Morphine hydrochloride sustained-release capsules	Cancerous pain	Japan	■	■	■	'03 Nov.	
Morphine hydrochloride injection	Cancerous pain	Japan	■	■	■	■	'04 Dec.
MT_1/MT_2 receptor agonist	Insomnia	Japan	■	■	■		
		U.S.A.	■	■	■	■	'05 Jul.
		Europe	■	■	■		
	Circadian rhythm sleep disorder (CRSD)	U.S.A.	■	■			
Bone resorption inhibitor	Once-a-week formulation	Japan	■	■	■	'04 Dec.	
p38 MAPkinase inhibitor	Rheumatoid arthritis	Japan	■				
		U.S.A.	■	■			
		Europe	■	■			
Proton pump inhibitor	Symptomatic-GERD	Japan	■	■	■	'04 Sep.	
	Injectable formulation	Japan	■	■	■	'04 Feb.	
TLR4 Signal transmission inhibitor (STI)	Severe sepsis	Japan	■	■	■		
		U.S.A.	■	■	■		
		Europe	■	■	■		
Double combination vaccine against measles and rubella	Prevention of measles and rubella	Japan	■	■	■	'04 Jun.	


INTELLECTUAL PROPERTY
Takeda is expanding its intellectual property strategy worldwide to ensure the health of people around the world, and the future of medicine.

Compared with other industries, the pharmaceutical industry is characterized by longer R&D periods that require enormous outlays, but which nevertheless offer much less likelihood of success in launching a new product on the market. Consequently, it will become difficult to continuously conduct research and development activities for new pharmaceutical products if the results from R&D activities cannot adequately be protected by intellectual property rights. In recognition of the importance of intellectual property strategy, Takeda is now taking the following initiatives:

- Building a strategic intellectual property structure integrated with corporate business strategy;
- Responding to the globalization of business as an R&D-oriented international company; and
- Adopting a cost-performance evaluation for intellectual property initiatives.

BUILDING A STRATEGIC INTELLECTUAL PROPERTY STRUCTURE INTEGRATED WITH CORPORATE BUSINESS STRATEGY

Takeda is strengthening its intellectual property strategy, taking into consideration its integration and coordination with corporate business strategy, now and in the future.

With the aim of becoming a world-class pharmaceutical company, and having identified the creation of sources of growth as the fundamental strategy of its "2001-2005 Medium-term Management Plan," Takeda is moving forward with the integration of its intellectual property strategy into its corporate business strategy. Specifically, while coordinating business strategies in terms of research, development, production, marketing, and alliance functions, Takeda is promoting intellectual property initiatives that hinge on the efficient and appropriate management of intellectual property information, strategic patent applications, trademark strategy, measures to counter other companies' intellectual property rights, and utilization of Takeda's rights. By integrating intellectual property strategy with research and development strategy, and coordinating it with marketing strategy, the Intellectual Property Department is participating in decision-making for the entire pharmaceutical business. Intellectual property considerations may also lead the decision-making process. In this way, Takeda is building an intellectual property structure that can truly support corporate business strategy.

RESPONDING FLEXIBLY TO GLOBAL EXPANSION

Takeda aims to become "an R&D-oriented world-class pharmaceutical company of Japanese origin." In line with this vision, the Company is expanding its global intellectual property strategy, and has established Intellectual Property Centers at its operational bases in Chicago and London. Each center employs attorneys locally, and has built a system for submitting applications to the United States Patent and Trademark Office and the European Patent Office, without going through local agents.

As a result of Takeda's tripolar intellectual property initiatives in Japan, the United States, and Europe, the number of patent rights owned by the Company reached 3,149 at the end of fiscal 2004, 90% of which are outside Japan.

ADOPTING A COST-PERFORMANCE EVALUATION FOR INTELLECTUAL PROPERTY INITIATIVES

Takeda has adopted and is now using the concept of cost-performance evaluation as a key criterion for its intellectual property initiatives. By tying the value of Takeda's intellectual property—based on a business value calculation—to the fruits of intellectual property initiatives, Takeda is evaluating those initiatives in terms of a tripolar, i.e., Japan, the United States, and Europe, global perspective.

STEADY ROYALTY INCOME

In fiscal 2004, royalty income reached ¥50.3 billion. Aiming to maximize royalty income, the Company aggressively and effectively utilizes its intellectual property rights in addition to strengthening protection of its products and granting licenses to third parties.

PERFORMANCE-BASED REMUNERATION FOR RESEARCHERS

In 1998, Takeda adopted a performance-based remuneration system for employees who make new inventions, the first of its kind in the Japanese pharmaceutical industry. With the aim of boosting researchers' motivation, the Company originally decided to reward employee inventors with a maximum of ¥10 million per year for five years, based on worldwide sales of the product for which the employee invention contributed to product performance. In 2002, Takeda raised the maximum amount of performance-based remuneration from ¥10 million to ¥30 million.

In July 2004, Takeda revised its internal rules in anticipation of an amendment to Japan's Patent Law covering employee inventions (which went into effect on April 1, 2005), and in line with the expansion of the Company's global business. Specifically, Takeda modified its formula for calculating annual performance-based remuneration amounts, and applied this remuneration retroactively for ten years from 2004. Additionally, the Company stipulated that it would provide separate rewards to assistants of inventors for their considerable contribution to the process of an invention.

For fiscal 2004, performance-based remuneration totaled ¥99.74 million for products including the hypertension treatment *Blopress* (generic name: candesartan cilexetil), the anti-diabetic drug *Actos* (generic name: pioglitazone hydrochloride), and *Shin Alinamin A*, *Alinamin A50*, and *Alinamin Dynamic*.

INTELLECTUAL PROPERTY STRATEGY AT TAKEDA


Corporate business strategy
Research strategy
Intellectual property strategy
Production strategy
Development strategy
Integration
Coordination
Marketing strategy
Research, development, production, marketing, and alliance functions

ROYALTY INCOME


¥ Billion
60
50
40
30
20
10
0
50.3
FY
'99
'00
'01
'02
'03
'04



MARKETING

Takeda's mission is to provide satisfaction for the people of the world with trustworthy pharmaceutical products and information.

Takeda's Marketing Division in Japan, Takeda's U.S. subsidiary Takeda Pharmaceuticals North America, Inc. (TPNA), and European marketing companies in France, the United Kingdom, Italy, Germany, Austria, and Switzerland all handle Takeda's ethical drugs. In fiscal 2004, consolidated net sales of ethical drugs increased ¥37.7 billion, or 4.3%, over the prior fiscal year to ¥914.8 billion.

JAPAN

FOR THE BENEFIT OF ALL HEALTHCARE PROFESSIONALS AND ALL PATIENTS

Based on Takeda's management mission, the Company continues to pursue promotional activities in line with its commitment to providing "the best medicine and information to all healthcare professionals and all patients."

In fiscal 2004, Takeda pursued further growth of its mainstay products, amid increasingly fierce competition in each therapeutic area, and the influence of revisions to National Health Insurance (NHI) drug prices, by continuing to deliver high-quality information through its promotional activities. These efforts paid off, with Takeda products—primarily, in-house drugs—achieving sales results that outstripped the growth of the market overall.

TAKEDA'S SOLID PRODUCT LINEUP IN THE FIELD OF LIFESTYLE-RELATED DISEASES

In fiscal 2004, one of Takeda's mainstay products in the field of lifestyle-related diseases, the antihypertensive *Blopress*, backed by its product profile presenting abundant clinical evidence supporting its efficacy and safety, achieved sales topping ¥100 billion, making it the leading angiotensin II receptor blocker (ARB) in Japan. With its extensive lineup of diabetic drugs with varying mechanisms of action, including the postprandial hyperglycemia treatment *Basen*, the insulin sensitizer *Actos*, and the short-acting insulin secretagogue *Glufast*, Takeda is continuing to further enhance its presence in the field of diabetes by offering a variety of treatment options, so that the optimal therapy can be selected in accordance with each physician's treatment strategy, and the pathology of each individual patient. Takeda has also launched *Basen OD Tablets*, an orally disintegrating tablet formulation, alongside the original formulation *Basen Tablets*.



Takeda Pharmaceutical Company Limited, Yokohama MRs
(from left) Maiko Itou/Yasuhiro Saitou/Masayuki Inaba/Katsutoshi Takai/Ichirou Miura/Naho Asano/Tokuo Tanaka/Naoko Hotta/Shin Ooshima/Emi Yoshida/ Kuniaki Nagashima

Takeda's prostate cancer, breast cancer and endometriosis treatment *Leuplin* commands over 60% of Japan's domestic market share for LH-RH analogues. *Leuplin* is expected to continue growing as the market expands.

By providing more convenience to patients with new indications and formulations, Takeda is striving to make its peptic ulcer treatment *Takepron*, which is the number one proton pump inhibitor (PPI), the standard therapy among all treatments for suppressing gastric acid secretion.

In the area of bone and joint diseases, the osteoporosis treatment *Benet* is capturing a top share among bisphosphonate agents, due to ongoing promotional activities and abundant clinical evidence showing prevention of fractures. In March 2005, Takeda launched the rheumatoid arthritis treatment *Enbrel*, the only fully human, soluble anti-TNF receptor.


Enbrel
エンブレル皮下注用25mg

The rheumatoid arthritis treatment *Enbrel*

DEVELOPING PROMOTIONAL STRATEGIES THAT MEET USER NEEDS

In order to ensure that Takeda's superior pharmaceutical products are chosen in clinical practices, it is indispensable for the Company to conduct high-quality promotional activities based on an accurate understanding of the feedback from physicians, pharmacists, and patients. In addition to the direct face-to-face interactions afforded by Takeda medical representatives (MRs), the Company offers information for a variety of users on its website, including the *Diabetes Prep School*, a site for healthcare professionals relatively less-experienced in diabetes treatment; *Information on lifestyle-related diseases* for the general public; and *All about Immunization and Vaccination*, a site for parents with babies and infants. Moreover, Takeda is continuing to expand the base of information that is useful to MRs in their daily activities, including the IT system *Knowledge Force*, which allows MRs to share best practices; *e-Learning*, a tool for improving one's scientific knowledge; and *Home & Navi*, a support tool that contains information essential to MR activities.

TAKEDA MRs: HIGHLY REGARDED BY THE MEDICAL COMMUNITY

For the fourth straight year Takeda has topped the rankings on the Pharmaceutical Company Corporate Image Survey, a poll conducted by Nikkei Business Publications, Inc. on 10,000 practicing physicians. In addition to



·Takeda Pharmaceuticals North America, Inc. MRs (from left) Kim Gorlinski/Tangee Johnson/Jason Van Hoof/Valerie Turner

winning high corporate evaluations, including praise for Takeda's many outstanding products and reliability, Takeda MRs received soaring praise for quick feedback that was useful for physicians, enthusiasm for the job, and provision of useful scientific information.

UNITED STATES

TAKEDA PHARMACEUTICALS NORTH AMERICA, INC. (TPNA): CONTINUALLY GROWING

Since the launch in 1999 of Takeda's anti-diabetic drug *Actos*, TPNA has steadily continued to achieve a high rate of growth, driven by *Actos'* effective control of blood glucose levels, coupled with its recognized positive effect on lipid metabolism. In fiscal 2004, *Actos* grew 12% compared with the previous fiscal year. In the future, such marketing activities including emphasizing the excellent lipid metabolism data obtained in the GLAI Study—a direct comparison study of an *Actos'* competitor—are expected to contribute to further sales growth.


TPNA SALES
¥ Billion
1,600
1,400
1,200
1,000
800
600
400
200
0
1,566
FY '99 '00 '01 '02 '03 '04

PROVIDING NEW TREATMENT OPTIONS

Takeda is managing the lifecycle of *Actos* with new formulations and additional indications. With the large-scale clinical trials of the CHICAGO study and PERISCOPE study, which are being conducted in the United States, Takeda is to establish the efficacy profile of *Actos* for prevention of arteriosclerosis in patients with type 2 diabetes. In terms of new formulations, Takeda submitted new drug applications to the U.S. Food and Drug Administration (FDA) for *Actoplus Met*, a combination drug made up of *Actos* and metformin, and another combination of *Actos* and sulfonylurea (SU), in October 2004 and June 2005, respectively. In the future, Takeda will continue working to provide evidence-based treatment options that meet patients' needs.

EXPECTATIONS FOR NEW DRUGS

In July 2005, Takeda received approval from the FDA to sell an insomnia treatment, *Rozerem* (generic name: ramelteon), the second in-house compound for TPNA. *Rozerem*, a selective MT_1/MT_2 receptor agonist, induces a physiological sleep that is more natural than that with existing products.

In March 2005, Sucampo Pharmaceuticals, Inc. submitted a new drug application to the FDA for lubiprostone, a



Takeda Italia Farmaceutici S.p.A. MRs
(from left) Silvia De Pellegrin/Vincenzo Muscolo/Laura Castania/Giancarlo Serra/Alessandra Di Paolo/Pasquale Cristiani/Alessandra Semproni

treatment for chronic idiopathic constipation, for which Takeda was granted the marketing rights. Lubiprostone is currently in phase Ⅲ clinical trials for constipation-predominant Irritable Bowel Syndrome (c-IBS) as well. The chemoprotective drug dimesna, in-licensed from BioNumerik Pharmaceuticals, Inc., the anti-hyperlipemia drug TAK-475, and the severe sepsis treatment TAK-242 are also in phase Ⅲ clinical trials. Takeda will continue to expand its pipeline by accelerating the development of new drugs in the United States, enhancing the in-licensing of products and cutting-edge technology through strengthened alliances, and managing product lifecycles, all of which will translate into market launches of new products.

PIPELINE IN THE UNITED STATES

Code	In-house / licensed	Indication	Stage
Ramelteon	In-house	Insomnia / CRSD	Approved (05.7) P-II
Lubiprostone	Sucampo	Chronic constipation c-IBS	Filed (05.3) P-III
Dimesna	BioNumerik	Chemoprotective agent	P-III
TAK-475	In-house	Hyperlipemia	P-III
TAK-242	In-house	Severe sepsis	P-III
TAK-428	In-house	Diabetic neuropathy	P-II
TAK-654	In-house	Diabetes	P-II
TAK-536	In-house	Hypertension	P-II
TAK-715	In-house	Rheumatoid arthritis	P-II
TAK-128	Mitsubishi Pharma	Diabetic neuropathy	P-II
SYR-322	In-house	Diabetes	P-II
R851	3M	Human papillomavirus (HPV) infection	P- I

EUROPE

TAKEDA STRATEGIC PRODUCTS: CONTINUING TO PENETRATE THE EUROPEAN MARKET

Marketing companies in Europe are recording robust sales of lansoprazole (*Ogast**1), candesartan cilexetil (*Blopress**2), pioglitazone hydrochloride (*Actos*), and others. In fiscal 2004, sales of Takeda's in-house ethical drugs in Europe, including sales to licensees, increased 15% over the previous fiscal year to ¥142.1 billion.

*1 Also currently marketed under the names *Agopton* and *Lansox*.
*2 Also currently marketed under the names *Kenzen* and *Amias*.

BLOPRESS AND ACTOS: PURSUING ADDED VALUE

Sales of *Blopress*, which is expected to become a mainstay product in Europe, are continuing to increase steadily. In August 2004, Germany, Italy, and other

NET SALES OF IN-HOUSE ETHICAL DRUGS IN EUROPE


¥ Billion
150
100
50
0
142.1
FY
'99
'00
'01
'02
'03
'04

International Strategic Products (Ethical Drugs)

Leuprolide Acetate
-For prostate cancer and endometriosis


ENANTONE 3.75 mg
ENANTONE 11.25 mg

Brand Names:
Leuplin (Japan)
Lupron Depot (United States)
Enantone (Europe, Asia)

Drug delivery system (DDS) research has resulted in the formulation of leuprolide acetate in sustained-release formulation for the treatment of prostate cancer and endometriosis. The sustained-release formulation, *Lupron Depot*, which is available in dosages of up to once every four months, contributes significantly to improving the quality of life of patients. Leuprolide acetate is marketed in over 80 countries and is considered a gold standard therapy for prostate cancer.

Lansoprazole
-For peptic ulcers


LANSOX 30 mg
Agopton
AGOPTON 30mg
Ogast
PREVACID

Brand Names:
Takepron (Japan, Asia)
Prevacid (United States, Asia)
Ogast, Lansox, Agopton (Europe)

Once-daily dosing with lansoprazole, a proton pump* inhibitor (PPI) developed by Takeda, provides fast symptom relief for gastric and duodenal ulcers, and achieves high healing rates. Supported by this excellent profile, lansoprazole is marketed in around 100 countries and is recognized as the top brand in major countries. In addition to capsule formulations, the drug is available as an orally disintegrating tablet, small capsule (Japan), and injection (U.S.).

*Proton pump: An enzyme that functions in the final stages of acid secretion in gastric parietal cells.

European countries approved a higher dosage administration of 32mg, and also a new formulation of a single tablet containing 32mg. In November 2004, the EU approved an additional indication of chronic heart failure. The outcome study DIRECT (DIabetic REtinopathy Candesartan Trial) is being conducted to evaluate the efficacy of *Blopress* for preventing onset and progression of diabetic retinopathy.

Sales of *Actos* are continuing to grow in Europe, with the easing of regulations in some European countries and continuing market penetration in Germany, the United Kingdom, and other parts of Europe. Takeda applied for approval for an *Actos*-metformin combination drug and also for an *Actos*-sulfonylurea combination drug. The outcome study PROactive (PROspective pioglitAzone Clinical Trial In macroVascular Events) was conducted to evaluate the efficacy of *Actos* for reducing the incidence of macrovascular events in patients with type 2 diabetes.

Leading OTC Drugs and Quasi-Drugs

Striving for Lifelong Brand Loyalty

Takeda's consumer healthcare business, which is responsible for the development and marketing of consumer healthcare (over-the-counter) drugs and quasi-drugs, is continuing to pursue a strategy of cultivating lifelong brand loyalty to its product brands by winning the trust of customers of all ages.

The *Alinamin* brand, a series of products containing a vitamin B_1 derivative, *fursultiamine* (thiamin tetrahydrofurfuryl disulfide; TTFD), includes tablet dosage forms *Alinamin EX* and *Shin Alinamin A*; and health tonic drinks *Alinamin V*, *Alinamin V&V NEW*, *Alinamin 7*, and *Alinamin 7 GOLD*. *Alinamin EX* is a treatment for symptoms such as eyestrain, stiff neck and shoulders, and lower back pain while *Shin Alinamin A* is being posi-

CANDESARTAN CILEXETIL
-For hypertension


AMIAS
8
BLOPRESS 16mg

Brand Names:
Blopress (Japan, Europe, Asia)
Amias, Kenzen (Europe)

Candesartan cilexetil is an angiotensin II receptor antagonist*, a class of agents that is revolutionizing hypertension treatment. In over 70 countries, the medical profession relies on candesartan, as once-daily dosing provides patients with gradual and steady hypotensive action that lasts many hours, with a lesser degree of adverse reactions. Based on the results of the large-scale clinical trials of the CHARM study, Takeda received approval for an additional indication of chronic heart failure for *Blopress* in Europe in November 2004, and in the United States in February 2005.

*Angiotensin II receptor antagonist: Inhibits angiotensin II, a hormone that increases blood pressure.

PIOGLITAZONE HYDROCHLORIDE
-For diabetes


actos 30mg
actos 45mg
actos 30
actos 15
actos

Brand Name:
Actos (Japan, United States, Europe, Asia)

Pioglitazone hydrochloride offers a new mechanism for treating type 2 diabetes. Once-daily dosing with pioglitazone improves insulin resistance and reduces blood sugar levels, without placing an additional burden on the pancreas. The drug is marketed in over 60 countries and is valued by physicians for use with patients where strict blood sugar level control is required. Takeda has filed applications in Europe and the United States for two combination drugs, one a combination of *Actos* and metformin, and the other a combination of *Actos* and sulfonylurea (SU).



(from left)
Alinamin EX / Shin Alinamin A / Alinamin V / Alinamin V&V NEW / Alinamin 7 / Alinamin 7 GOLD / Benza Block S / Benza Block L / Benza Block IP / Actage AN Jo

tioned as a product that promotes daily good health.

Within the *Benza* brand, in September 2004 Takeda launched *Benza Block S* and *Benza Block S Jo* in a yellow package positioned for colds that start with nasal symptoms such as nasal congestion and runny nose, and *Benza Block L* and *Benza Block L Jo* in a silver package for colds that start with throat symptoms. Together with *Benza Block IP* and *Benza Block IP Jo* in a blue package for colds that start with fever, these new products complete Takeda's lineup of the *Benza Block* brand common cold remedies. In December 2004, Takeda launched *Benza Bien Yaku α* (*ichinichi nikai*; twice-a-day type) and *Benza Bien Spray*, which are effective against nasal symptoms such as allergic rhinitis caused by pollen and house dust.

Takeda is promoting *Actage AN Jo* as an oral pharmaceutical preparation that offers alternative means for relief of joint and nerve pain, which has traditionally been treated with topical dosage forms such as ointments and patches.



PRODUCTION SYSTEM

Takeda will continue to provide medical professionals with superior pharmaceuticals by developing a global production system.

Takeda is building a global production system by concentrating on streamlining production in Japan, shifting production overseas and making strategic use of outsourcing to provide the world with a stable supply of global-quality products, and improve cost-competitiveness.

STREAMLINING PRODUCTION IN JAPAN

Takeda has until now maintained three plants in Japan, the Hikari, Osaka, and Shonan plants. At the end of March 2006, however, we plan to close the Shonan plant, consolidating production of ethical drugs at the Hikari plant, and transferring production of consumer healthcare drugs to our wholly owned subsidiary Takeda Healthcare Products Co., Ltd.

MANUFACTURING BASES


IRELAND
[Bulk Pharmaceuticals (under construction)/ Pharmaceuticals]
ITALY
[Pharmaceuticals]
CHINA
[Pharmaceuticals]
INDONESIA
[Pharmaceuticals]
JAPAN
[Bulk Pharmaceuticals/ Pharmaceuticals]

SHIFTING PRODUCTION OVERSEAS

Takeda Ireland Limited began processing of candesartan tablets in June, 1999, expanding to include manufacturing of a candesartan and diuretic combination tablet, pioglitazone tablet, lansoprazole granules and orally disintegrating tablet formulation, to fulfill demand in Europe and the United States.

Takeda Pharma Ireland Limited, under construction since fiscal 2002, will be Takeda's first bulk pharmaceutical manufacturing site outside Japan. The plant is scheduled to begin production in fiscal 2005, supplying the raw materials for pioglitazone and products in clinical development stages.

STRATEGIC USE OF OUTSOURCING

Takeda also is pursuing the strategic use of outsourcing in addition to streamlining domestic production and building a production system in Ireland. We are nonetheless committed to improving in-house production technology and know-how by continuing to focus on the bulk raw materials and pharmaceutical products that require Takeda's core technologies.

Takeda's domestic in-house production ratio (on a non-consolidated basis) fell from 70% in fiscal 2000 to 30% in fiscal 2004.


Takeda

CORPORATE SOCIAL RESPONSIBILITY

Takeda fulfills its role as a member of society through sincere, proactive involvement with local communities.

In February 2005, Takeda established a CSR Promotion Committee, which monitors relationships with society and sets priorities for the environmental and other CSR initiatives of the Takeda Group. In addition to those highlighted below, Takeda's social contribution activities include science and technology promotion conducted through the Takeda Science Foundation, as well as support for such sports and cultural activities as the Hokkaido Marathon and the Takeda Global Concert Series.

SUPPORTING PATIENTS AND THEIR FAMILIES

Takeda carries out a variety of social contribution activities in accordance with its commitment to doing everything possible for patients and their families.

In the United States, Takeda Pharmaceuticals North America, Inc. (TPNA) has sponsored the American Diabetes Association (ADA)'s "America's Walk for Diabetes" (top photo) fundraising campaign for the past five years. Also, employees of TPNA and TAP Pharmaceutical Products Inc. (TAP) participate in the American Cancer Society's "Daffodil Days" program, which sends handmade bouquets of daffodils—a symbol of hope—to cancer patients and hospitals.

In Europe, Takeda Italia Farmaceutici S.p.A. supports the "Flying Doctor" medical support program, which uses aircraft to reach villages in Africa that have no doctors.

In Japan, Takeda supports "NPO Family House," which provides accommodations for the families of children who are hospitalized far from home.

SUPPORTING VICTIMS OF NATURAL DISASTERS

Takeda provided relief aid, pharmaceuticals and other health care products for the victims of the Chuetsu Earthquake that struck Niigata Prefecture in October 2004.

Takeda also provided relief aid for the victims of the Sumatra-Andaman earthquake and tsunami in December 2004, as well as a matching gift to support UNICEF's relief efforts for child victims of the disaster.



TAP employees participate in events sponsored by the American Cancer Society.

Financial Section

REVIEW OF OPERATIONS AND FINANCIAL CONDITION

Takeda Pharmaceutical Company Limited and Subsidiaries
Year ended March 31, 2005 (Fiscal 2004)

The growth rate of the ethical pharmaceuticals industry, which is Takeda's core business, is slowing worldwide as measures to constrain healthcare expenditures such as lowering drug prices are taken in many countries. In the United States, downward pressure on prices of branded products is becoming even greater as the federal and state governments and insurance companies encourage the use of generic drugs. In addition, competition is becoming even more heated in Takeda's core fields of peptic ulcers, prostate cancer and endometriosis because of generic drugs, and also the over-the-counter (OTC) versions of the proton pump inhibitors in the peptic ulcer market. In Japan, the growth rate of the pharmaceuticals market is the lowest among industrialized countries because of periodic government drug price reductions and measures to promote the use of generic drugs. Drug price reductions, the promotion of generic drugs and other cost-cutting measures are being enacted in Europe, too. These actions, along with the increase in parallel imports of drugs, are holding down the growth of the pharmaceuticals market.

Due to slowing growth in markets as well as the rising cost of creating and developing new drugs, pharmaceutical companies in Japan and overseas are conducting many mergers and acquisitions to pursue scale merit in their operations, and the competition among companies is becoming even more intense.

NET SALES

In fiscal 2004, net sales increased ¥36.5 billion, or 3.4%, to ¥1,123.0 billion, thus recording fourteen years of consecutive growth. [Graph 1]

Ethical drug sales increased ¥37.7 billion, or 4.3%, mainly because of higher sales of in-house drugs in Japan and Europe, contributing to growth of total consolidated sales. Regarding foreign exchange rates, the yen weakened slightly against the euro but strengthened against the U.S. dollar. Overall, changes in foreign exchange rates had the net effect of reducing net sales by ¥13.6 billion.

Sales in Japan increased ¥20.0 billion, or 3.2%, to ¥644.5 billion as sales of mainstay ethical drugs offset the impact of National Health Insurance (NHI) price revisions and posted steady growth. Overseas sales also increased ¥16.5 billion, or 3.6%, to ¥478.4 billion. This was the net result of higher sales of mainstay ethical drugs, which outweighed the negative effect on sales of changes in foreign exchange rates. Overseas sales were 42.6% of total sales. [Table 1, Graph 1]

NET SALES AND PROPORTION OF OVERSEAS SALES [Graph 1]



¥ Billion
%
Proportion of overseas sales
Overseas sales
Domestic sales
NET SALES
PROPORTION OF OVERSEAS SALES
1,200
1,000
800
600
400
200
0
50
40
30
20
10
0
42.6%
478.4
644.5
FY
'99
'00
'01
'02
'03
'04

NET SALES BY REGION [Table 1]

¥ Billion

	Fiscal 2004	Fiscal 2003	Fiscal 2002	% change 04/03	% change 03/02
Japan	**644.5** **57.4%**	624.5 57.5%	636.2 60.8%	3.2 %	(1.8)%
North America	**287.4** **25.6%**	296.0 27.2%	262.2 25.1%	(2.9)%	12.9 %
Europe	**171.6** **15.3%**	147.3 13.6%	129.8 12.4%	16.5 %	13.5 %
Others	**19.4** **1.7%**	18.6 1.7%	17.8 1.7%	4.5 %	4.3 %

Notes: 1. Lower figures refer to % proportion.
2. Figures in parentheses indicate a decrease.

NET SALES BY BUSINESS SEGMENT [Table 2]

PHARMACEUTICALS SEGMENT

The pharmaceuticals segment consists of the ethical drugs business, consumer healthcare (OTC products and others) business.

Segment sales increased ¥35.2 billion, or 3.8%, to ¥970.5 billion. [Graph 2]

Ethical drug sales increased ¥37.7 billion, or 4.3%, to ¥914.8 billion. This includes royalty income of ¥49.9 billion, ¥0.1 billion less than in the previous fiscal year.

In Japan, Takeda concentrated on increasing sales of mainstay products, responding to rising competition in all therapeutic areas through high-quality promotional activities. These activities resulted in a sales increase of ¥22.2 billion, or 5.2%, to ¥451.9 billion despite the negative impact on sales of the April 2004 NHI price revisions in Japan. Sales of the hypertension treatment *Blopress* increased ¥10.8 billion to ¥103.5 billion; sales of the peptic ulcer treatment *Takepron* increased ¥5.3 billion to ¥47.5 billion; sales of *Basen*, which improves postprandial hyperglycemia in diabetes, increased ¥4.6 billion to ¥61.5 billion; sales of the anti-diabetic drug *Actos* increased ¥3.9 billion to ¥15.5 billion; and higher sales were posted by other mainstay products including the osteoporosis treatment *Benet* and the prostate cancer and endometriosis treatment *Leuplin*. In May 2004, Takeda launched *Glufast* tablets, a short-acting insulin secretion enhancer that was created and developed by Kissei Pharmaceutical Co., Ltd. under a co-promotion scheme. In addition, Japanese equity-method affiliate Wyeth K.K. and Takeda launched etanercept (brand name: *ENBREL*) in March 2005, a treatment for rheumatoid arthritis (RA). *ENBREL* is being sold through a co-promotion agreement between Wyeth K.K. and Takeda.

In April 2005, Takeda sold one-quarter of its 40% equity interest in Wyeth K.K. to Wyeth Corporation of the United States. Takeda plans to transfer its remaining 30% equity interest to Wyeth Corporation in stages over the next several years.

In North America, there was a decline in export sales of lansoprazole (Japanese brand name: *Takepron*) to TAP Pharmaceutical Products Inc. (TAP), which is owned jointly by Takeda and Abbott Laboratories of the United States. There was also a decrease in royalty income and a negative impact on sales due to the yen's appreciation relative to the U.S. dollar. On the positive side, consolidated subsidiary Takeda Pharmaceuticals North America, Inc. (TPNA) reported a US$165 million increase in sales of *Actos* to US$1,529 million. In Europe, lansoprazole, *Actos*, leuprolide (domestic brand name: *Leuplin*) and other mainstay products posted higher sales. As a result, overseas sales increased ¥15.5 billion, or 3.5%, to ¥462.9 billion.

SALES BY BUSINESS SEGMENT [Table 2]

¥ Billion

	Fiscal 2004	Fiscal 2003	% change 2004/2003
Pharmaceuticals	**970.5**	935.3	3.8 %
• Ethical drugs	**914.8**	877.1	4.3 %
• Consumer healthcare	**55.7**	58.2	(4.3) %
Other	**152.5**	151.1	0.9 %
• Bulk vitamin	**11.5**	11.0	4.9 %
• Life-environment	**14.6**	14.0	3.8 %
• Others	**126.4**	126.1	0.2 %

Note: Figure in parentheses indicates a decrease.

NET SALES IN THE PHARMACEUTICALS SEGMENT [Graph 2]


¥ Billion
Consumer healthcare
Ethical drugs (overseas)
Ethical drugs (domestic)
1,000
800
600
400
200
0
FY
'03
'04
58.2
447.4
429.7
55.7
462.9
451.9

· Sales of in-house ethical drugs* decreased ¥63.4 billion, or 5.9%, to ¥1,017.7 billion. This decrease was due in part to lower sales of lansoprazole at TAP. [Graph 3, Table 3]

By region, sales were down ¥107.5 billion in the Americas. However, sales decreased ¥67.2 billion after excluding the negative effect of approximately ¥40.4 billion due to the yen's appreciation relative to the U.S. dollar. Sales increased ¥19.7 billion in Europe and Asia and ¥24.6 billion in Japan. In general, sales continued to climb with growth driven primarily by international strategic products. [Graph 3, Table 4]

In the consumer healthcare business, Takeda began selling the cold remedies *Benza Block S* and *Benza Block L* in September 2004 and the nasal decongestants *Benza Bien Yaku α* (twice-a-day type) and *Benza Bien Spray* in December 2004. These *Benza* products thus led to an increase in fiscal 2004 sales. In addition, sales increased for *Actage AN Jo* (tablets), an oral medication for joint and nerve pain. However, market slowdowns and intense competition impacted sales of *Alinamin* and *Hicee* products. As a result, consumer healthcare sales decreased ¥2.5 billion, or 4.3%, to ¥55.7 billion.

Sales in the pharmaceuticals segment, including ethical pharmaceuticals and healthcare products, increased ¥35.2 billion, or 3.8%, to ¥970.5 billion, rising 0.3 percentage points to 86.4% of total sales. [Graph 4]

OTHER SEGMENT

The other businesses segment represents the manufacture and sale of bulk vitamins, reagents, activated carbon, wood preservatives, etc.

Net sales in this segment increased ¥1.3 billion, or 0.9%, to ¥152.5 billion.

* *Includes sales of equity-method affiliates, which are not included in consolidated net sales because Takeda's ownership is 50% or less.*

GROSS PROFIT

Gross profit increased ¥26.7 billion, or 3.3%, to ¥843.8 billion, the result of sales growth of ¥36.5 billion and a ¥9.8 billion increase in cost of sales. The gross margin declined by 0.1 percentage point to 75.1%. Foreign exchange rate fluctuations and other items outweighed the benefits of growth in the share of sales from the pharmaceuticals business and in sales of international strategic products, which have higher added value.

OPERATING INCOME

Fiscal 2004 operating income increased ¥13.6 billion, or 3.7%, to ¥385.3 billion. [Graph 5]

In March 2005, Takeda acquired an R&D biotechnology

NET SALES OF IN-HOUSE ETHICAL DRUGS AND PROPORTION OF OVERSEAS SALES [Graph 3]


¥ Billion
%
Proportion of overseas sales
Overseas sales
Domestic sales
NET SALES
PROPORTION OF OVERSEAS SALES
1,200
1,000
800
600
400
200
0
80
60
40
20
0
67.0%
682.0
335.8
FY
'99
'00
'01
'02
'03
'04

NET SALES OF INTERNATIONAL STRATEGIC PRODUCTS [Table 3]

¥ Billion

	Fiscal 2004	Fiscal 2003	Fiscal 2002	% change 04/03	% change 03/02
Leuprolide	**115.9**	109.0	105.1	6.3 %	3.7 %
[Lupron Depot]	**178.1**	181.1	194.1	(1.6) %	(6.7) %
Lansoprazole	**160.0**	156.0	133.3	2.6 %	17.1 %
[Prevacid]	**373.5**	459.0	471.3	(18.6) %	(2.6) %
Candesartan	**152.4**	141.3	105.4	7.8 %	34.1 %
[Blopress]	**152.7**	141.5	105.6	7.9 %	34.1 %
Pioglitazone	**193.0**	177.6	155.3	8.7 %	14.4 %
[Actos]	**193.2**	177.7	155.4	8.7 %	14.4 %

Notes: 1. Names in square brackets refer to representative brand names.
2. Upper figures are consolidated net sales, lower figures are global net sales including affiliates accounted for by the equity method.
3. Figures in parentheses indicate a decrease.

NET SALES OF IN-HOUSE ETHICAL DRUGS BY REGION [Table 4]

¥ Billion

	Fiscal 2004	Fiscal 2003	Fiscal 2002	% change 04/03	% change 03/02
Japan	**335.8**	311.2	281.3	7.9 %	10.6 %
	33.0%	28.8%	26.7%		
Americas	**526.8**	634.3	658.2	(17.0)%	(3.6)%
	51.8%	58.7%	62.5%		
Europe	**142.1**	123.6	103.8	15.0 %	19.1 %
	14.0%	11.4%	9.8%		
Asia	**13.2**	12.0	10.1	9.4 %	19.6 %
	1.3%	1.1%	1.0%		

Notes: 1. Lower figures refer to % proportion.
2. Figures in parentheses indicate a decrease.

PROPORTION OF EACH BUSINESS SEGMENT TO TOTAL NET SALES [Graph 4]


%
Other
Pharmaceuticals
100
80
60
40
20
0
13.9
13.6
86.1
86.4
FY
'03
'04

venture firm, Syrrx, Inc. (currently Takeda San Diego, Inc.). Of the purchase price, ¥20.6 billion was allocated to R&D expenses and treated as an operating expense. This acquisition and other items resulted in a ¥13.1 billion increase in selling, general and administrative (SG&A) expenses compared with fiscal 2003. However, operating income was higher because of the increase in gross profit, enabling Takeda to record its thirteenth consecutive year of growth in operating income. [Graph 6]

In the pharmaceuticals segment, the increase in gross profit from mainstay products in Japan and overseas was greater than the increase in R&D expenditures and other costs. The result was an increase of ¥16.1 billion, or 4.2%, in operating income to ¥397.4 billion.

In the other businesses segment, operating income decreased ¥0.5 billion, or 3.6%, to ¥13.7 billion.

As a result, the pharmaceuticals segment accounted for 96.7% of total operating income. [Table 5]

Research and development expenses for fiscal 2004 increased ¥11.8 billion, or 9.1%, from the previous fiscal year to ¥141.5 billion.

R&D expenses, as a percentage of total sales and ethical pharmaceuticals sales, were 12.6% and 14.8%, respectively. [Graph 7]

Concerning R&D activities, resources are being concentrated in a number of strategic areas. Among these are strengthening research programs associated with lifestyle-related diseases, one of the core therapeutic areas for Takeda, strengthening its ability to identify drug discovery targets through genomic information and other means, and accelerating development projects.

In September 2004, Takeda submitted an application to the U.S. Food and Drug Administration (FDA) earlier than initially planned for approval to sell TAK-375 (generic name ramelteon), a drug for insomnia. TAK-375 is to be sold by TPNA, which is currently increasing its sales force and taking other steps to prepare to sell this product following its approval.

In October 2004, Takeda completed a new discovery research facility at its Osaka Plant facilities. The objective is to strengthen the ability to create hit/lead compounds and conduct research in the compound optimization stage.

In March 2005, Takeda acquired a U.S. biotechnology venture firm, Syrrx, Inc. (currently Takeda San Diego, Inc.). This company has the world's most advanced technology in high throughput protein crystallography. It is conducting drug-discovery research that targets cancer, diabetes and other metabolic disorders, and has a prominent R&D pipeline.

OPERATING INCOME [Graph 5]



¥ Billion
%
Rate of growth
Operating income
400
300
200
100
0
35
30
25
20
15
10
5
0
385.3
3.7%
FY
'99
'00
'01
'02
'03
'04

RATIO OF OPERATING COSTS AND EXPENSES, AND OPERATING INCOME TO NET SALES [Graph 6]



%
Operating income
SG&A expenses
Cost of sales
100
75
50
25
0
34.3
40.8
24.9
FY
'99
'00
'01
'02
'03
'04

OPERATING INCOME BY BUSINESS SEGMENT [Table 5]

¥ Billion

	Fiscal 2004	Fiscal 2003	% change 2004/2003
Pharmaceuticals	397.4	381.3	4.2 %
	96.7%	96.4%	
Other	13.7	14.2	(3.6) %
	3.3%	3.6%	

Notes: 1. Lower figures refer to % proportion.
2. Figure in parentheses indicates a decrease.

R&D COSTS AND RATIO TO NET SALES [Graph 7]



¥ Billion
%
Ratio of R&D costs to net sales in ethical drugs business
Ratio of R&D costs to net sales in all businesses
R&D costs
R&D COSTS
RATIO OF R&D COSTS TO NET SALES
150
100
50
0
15
10
5
0
14.8%
141.5
12.6%
FY
'99
'00
'01
'02
'03
'04

Notes: The figures of fiscal 1999 to fiscal 2001 are calculated based on the previous segment classifications, while the figures of fiscal 2002 and thereafter are calculated based on the current segment classification.

Takeda has positioned this company as its R&D base in the United States, which will work closely with R&D bases in Japan to raise the efficiency of processes extending from discovery and searches through drug creation. This collaboration will enhance Takeda's R&D pipeline in terms of both quality and quantity.

By adding new indications and formulations, Takeda is working hard on maximizing the added value of existing products. During fiscal 2004, Takeda received approval in fourteen European countries in August 2004 to sell candesartan cilexetil (Japanese brand name: *Blopress*) in the 32-mg high-dosage form. In addition, based on the results from an outcome study, CHARM Program, approval was received in Europe in November 2004 and in February 2005 in the United States for the additional indication of chronic heart failure. In October 2004, TPNA, through its subsidiary Takeda Global Research and Development Center Inc., applied to the FDA for approval of *Actoplusmet*, a combination drug of *Actos* and metformin.

Along with in-house R&D, Takeda is conducting in-licensing and alliance activities to enhance its R&D pipeline. [Table 6]

In December 2004, TAP applied to the FDA for approval of febuxostat, a drug created by Teijin Pharma Limited for the management of hyperuricemia in patients with chronic gout.

INCOME BEFORE INCOME TAXES AND MINORITY INTERESTS

Fiscal 2004 income before income taxes and minority interests decreased ¥5.0 billion, or 1.1% to ¥441.1 billion. Equity in earnings of affiliates decreased ¥27.2 billion to ¥45.4 billion. TAP accounted for ¥27.1 billion of this decline. Due to weakening market conditions and intense competition with products of other companies, TAP's fiscal 2004 net sales dropped US$716 million to US$3,263 million and its net income fell US$450 million to US$712 million. Since Takeda has a 50% equity interest in TAP, this resulted in a US$225 million drop in equity-method earnings on a foreign-currency basis but a ¥27.1 billion decline when translated into yen.

NET INCOME

Net income decreased ¥7.8 billion, or 2.7%, to ¥277.4 billion. [Graph 8] Although income before income taxes and minority interests was lower, the effective tax rate increased by 0.9 percentage point from 35.4% to 36.3% because of the decrease in equity in earnings of affiliates and other factors. Due to this increase, income taxes were ¥2.3 billion higher than in fiscal 2003.

Earnings per share (EPS) decreased ¥8.9, or 2.7%, to ¥313.0. The return on equity (ROE) declined 2.3 percentage points to 14.7%. [Graph 9]

NET INCOME [Graph 8]


¥ Billion
300
200
100
0
FY
'99
'00
'01
'02
'03
'04
277.4

IN-LICENSING AND ALLIANCE ACTIVITIES (MAJOR CONTRACTS CONCLUDED DURING THE SUBJECT FISCAL YEAR) [Table 6]

Date	Partner	Agreement
July 2004	Lexicon Genetics, Inc. (U.S.)	Joint research for the discovery of new drug targets for hypertension treatment
Oct. 2004	BioNumerik Pharmaceuticals, Inc. (U.S.)	In-licensed *Tavocept* (generic name: dimesna), a chemoprotective agent
Oct. 2004	Sucampo Pharmaceuticals, Inc. (U.S.)	In-licensed lubiprostone, a treatment for chronic idiopathic constipation (CIC) and constipation-predominant irritable bowel syndrome. In March 2005, Sucampo submitted an application to the FDA for approval to market lubiprostone as an indication for CIC.
Feb. 2005	3M Pharmaceuticals (U.S.)	Joint development and marketing of potential treatment for cervical high-risk human papillomavirus (HPV) infection and cervical dysplasia
Mar. 2005	Toray Industries, Inc.	Joint development and marketing of TAK-363 (Takeda's development code), an investigational compound for frequent urination/urinary incontinence found through joint research with Toray

CASH DIVIDENDS [Graph 10]

Takeda's basic policy is to return profits each fiscal year in line with its consolidated results of operations for that year. This return also takes into consideration the medium and long-term outlook for capital requirements for investments needed to increase corporate value and the outlook for the financial position. Accordingly, Takeda strives to increase distributions with a targeted payout ratio of 30%.

Retained earnings are used for investments that will lead to new sources of growth, such as ethical drug R&D activities and the reinforcement of business infrastructure in the United States and Europe.

Takeda paid cash dividends per share applicable to fiscal 2004 of ¥88, the sum of a term-end dividend of ¥44 and an interim dividend of ¥44. This is ¥11 more than the dividends applicable to the prior fiscal year.

CAPITAL EMPLOYMENT AND FINANCING [Table 7]

As of March 31, 2005, total assets amounted to ¥2,545.4 billion. There was a decrease of ¥29.6 billion in investment securities, but an improvement in cash flows led to an increase of ¥199.4 billion in liquidity on hand (cash and cash equivalents + time deposits) and marketable securities. Along with other factors, the result was an increase of ¥209.8 billion in total assets. [Graph 11]

Notes and accounts receivable increased ¥15.6 billion to ¥225.4 billion. The notes and accounts receivable turnover ratio decreased by 0.20 times to 4.98 times.

Property, plant and equipment decreased ¥10.4 billion to ¥220.1 billion despite capital expenditures of ¥49.2 billion. The decrease was the result of the reclassification of real estate for leasing from property, plant and equipment to investments and other assets. Major components of capital expenditures were ¥9.0 billion for construction of a new discovery research facility at the Osaka Plant site, ¥6.0 billion for construction of a new facility for manufacturing vaccine solutions at the Hikari Plant, and ¥3.5 billion for construction of a new production facility for Takeda Healthcare Products Co., Ltd.

Regarding fund procurement activities, total liabilities decreased ¥13.0 billion to ¥499.2 billion.

While Takeda currently has no loans or bonds outstanding, some consolidated subsidiaries have loans. Debt at the end of fiscal 2004 was ¥8.3 billion in short-term bank loans, including the current portion of long-term loans, and ¥5.6 billion in long-term loans.

EPS/ROE [Graph 9]



¥
%
ROE
EPS
EPS
ROE
350
300
250
200
150
100
50
0
20
10
0
313.0
14.7%
FY
'99
'00
'01
'02
'03
'04

BALANCE SHEET HIGHLIGHTS [Table 7]

¥ Billion

	Fiscal 2004	Fiscal 2003	Fiscal 2002	% change 04/03	% change 03/02
Current assets	1,969.9	1,730.1	1,542.2	13.9 %	12.2%
Property, plant and equipment	220.1	230.5	203.3	(4.5) %	13.4%
Investments and other assets	355.4	375.0	313.9	(5.2) %	19.5%
Total assets	2,545.4	2,335.7	2,059.4	9.0 %	13.4%
Liabilities	499.2	512.2	451.0	(2.5) %	13.6%
Minority interests	44.8	42.5	40.6	5.6 %	4.6%
Shareholders' equity	2,001.4	1,781.0	1,567.7	12.4 %	13.6%

Notes: 1. Lower figures refer to % proportion.
2. Figures in parentheses indicate a decrease.

CASH DIVIDENDS PER SHARE [Graph 10]



¥
90
60
30
0
88.0
FY
'99
'00
'01
'02
'03
'04

TOTAL ASSETS [Graph 11]



¥ Billion
3,000
2,000
1,000
0
2,545.4
FY
'99
'00
'01
'02
'03
'04

Shareholders' equity increased ¥220.4 billion to ¥2,001.4 billion, mainly because growth in earnings raised retained earnings by ¥218.3 billion.

The shareholders' equity ratio increased from 76.3% at the previous year-end to 78.6%, and book value per share increased ¥249.0 to ¥2,260.5. [Graph 12]

CASH FLOWS [Table 8]

In fiscal 2004, net cash provided by operating activities decreased ¥15.6 billion to ¥295.5 billion. The main reasons were a ¥5.0 billion decline in income before income taxes and minority interests and a ¥31.4 billion increase in income taxes paid.

Net cash used in investing activities decreased ¥67.0 billion to ¥72.3 billion. There were payments of ¥29.1 billion to purchase stock of Syrrx to make this company a consolidated subsidiary, but proceeds from sales or maturities of marketable securities were greater than payment for purchases of marketable securities.

Net cash used in financing activities increased ¥14.6 billion to ¥73.9 billion, mainly reflecting an increase of ¥14.1 billion in dividends paid.

As a result, after the inclusion of ¥15.2 billion for the effect of exchange rate changes on yen translations of cash and cash equivalents at overseas subsidiaries, net cash inflows totaled ¥164.5 billion. Cash inflows included an additional ¥23.7 billion, the result of an irregular accounting period due to the change to March 31 of the fiscal year-ends of overseas group companies that had a December 31 fiscal year-end. As a result, cash and cash equivalents (marketable securities and time deposits with original maturities of three months or less) increased ¥188.2 billion to ¥1,264.3 billion at the end of the fiscal year.

EMPLOYEES [Graph 13]

The total number of employees of Takeda and its subsidiaries was 14,510 as of March 31, 2005, a net decrease of 82 compared with one year earlier. In the pharmaceuticals segment, there was a net increase of 62 employees. In Japan, the number of employees decreased 140 to 9,482 and the number of employees outside Japan increased 58 to 5,028.

SHAREHOLDERS' EQUITY AND SHAREHOLDERS' EQUITY RATIO [Graph 12]


¥ Billion
%
SHAREHOLDERS' EQUITY RATIO
SHAREHOLDERS' EQUITY
78.6%
2,001.4
2,100
1,800
1,500
1,200
900
600
300
0
80
60
40
20
0
FY
'99
'00
'01
'02
'03
'04

NUMBER OF EMPLOYEES [Graph 13]


TOTAL: 14,510
TOTAL: 14,592
OVERSEAS 34.7% 5,028
DOMESTIC 65.3% 9,482
OVERSEAS 34.1% 4,970
DOMESTIC 65.9% 9,622
Fiscal 2004
Fiscal 2003

CASH FLOW HIGHLIGHTS [Table 8]

¥ Billion

	Fiscal 2004	Fiscal 2003	Fiscal 2002
Net cash provided by operating activities	295.5	311.1	263.4
Net cash provided by (used in) investing activities	(72.3)	(139.3)	140.1
Net cash used in financing activities	(73.9)	(59.3)	(59.0)
Effect of exchange rate changes on cash and cash equivalents	15.2	(59.3)	(20.0)
Net increase in cash and cash equivalents	164.5	53.1	324.6
Increase in cash and cash equivalents due to fiscal year end change for subsidiaries	23.7	0.0	0.0
Increase in cash and cash equivalents, end of year	188.2	53.1	324.6

Note: Figures in parentheses indicate a decrease.

LITIGATION

Class action lawsuits (the so-called AWP lawsuits), demanding compensation from TAP, Abbott Laboratories and Takeda for alleged damages, have been brought by patients, insurance companies and others in several U.S. federal and state courts. The plaintiffs allege that they incurred damages due to price discrepancies between the average wholesale prices (AWP), and the actual selling prices of leuprolide acetate (U.S. product name: *Lupron Depot*), a treatment for prostate cancer and endometriosis distributed by TAP. On November 15, 2004, TAP, Abbott Laboratories, and Takeda concluded a settlement agreement with plaintiff attorneys under which TAP agreed to pay a total of US$150 million. On November 24, 2004, the U.S. District Court for the District of Massachusetts granted preliminary approval of the proposed settlement, and a review for final approval is now under way. Separately from this settlement, there are AWP lawsuits involving many major U.S. pharmaceutical companies. As part of this litigation, TAP and TPNA are named as defendants, although for different drugs, in federal and state courts in lawsuits asking for the payment of damages. Takeda is also a defendant in certain lawsuits together with TAP and TPNA.

In addition, regarding pharmaceutical patents for *Leuplin*, a lawsuit claiming remuneration for employee invention has been brought against Takeda in Tokyo District Court by complainants who allege that they inherited the right to claim consideration of the employee invention in the amount of ¥37.2 billion from the deceased ex-employee. The complainants have filed a complaint with Tokyo District Court demanding ¥100 million as an initial part of the amount that Takeda allegedly owes.

Takeda is diligently coping with these matters.

OUTLOOK

In fiscal 2005, Takeda is projecting an increase in net sales of ¥32.0 billion, or 2.9%, to ¥1,155.0 billion. Net sales will be negatively affected by the strengthening of the yen against the U.S. dollar and euro, and by the transfer of the life-environmental business. In Japan, Takeda expects continued growth in sales of mainstay products such as *Blopress* and *Takepron*. Outside Japan, continued growth in local currencies is expected for *Actos* in the United States. As a result, total net sales are projected to increase.

R&D expenditures are expected to increase ¥18.5 billion to ¥160.0 billion to enhance and strengthen the R&D pipeline, Takeda's highest priority. In addition, SG&A expenses are expected to increase at TPNA, which is preparing for the launch of new products. However, these higher expenses are expected to be off-set by growth in gross profit due to higher sales of ethical drugs, a recovery in equity in earnings of affiliates from TAP, and an improvement in non-operating income and expenses. Furthermore, Takeda expects to record a gain on the return of the substitutional portion of its employees pension fund, a gain on the partial sale of Wyeth K.K. stock, and gains on the sale of stock in consolidated subsidiaries and equity-method affiliates in the life-environmental business. Based on this outlook, net income is expected to increase ¥17.6 billion, or 6.3%, to ¥295.0 billion.

This outlook is based on fiscal 2005 exchange rates of US$1 = ¥105 and 1 euro = ¥130.

These forecasts are calculated in accordance with judgments based on information currently available to management. Actual results may differ from these forecasts due to the existence of a number of risks and uncertainties.

RISK FACTORS IN BUSINESS

Takeda's business performance is exposed to various risks at present and in the future, and may experience unexpected fluctuations due to occurrence of those risks. Below is a discussion of assumed main risks Takeda might face in its business activities. Takeda intends to work to prevent such occurrence, insofar as possible—while fully identifying these potential risks—and will ensure a precise response in the event of their occurrence. In addition, the future events contained in these items are envisioned as of the end of fiscal 2004.

RISK IN R&D

While Takeda strives for efficient R&D activities aimed at launching new products in the trilateral markets of Japan, the United States and Europe as early as possible, ethical drugs are in nature only allowed placement on the market when they are approved through rigorous investigations of efficacy and safety as stipulated by the competent authorities, irrespective of in-house or licensed compounds. If it turns out that the efficacy and safety of such compounds do not meet the required level for approval, or if reviewing authorities express concern regarding the nonconformity of such compounds, Takeda will have to give up R&D activities for such compounds at that point, or will conduct additional clinical or non-clinical testing. As a result, Takeda might be exposed to risk of uncollectibility of costs incurred, experience delay in launching new products, or be forced to revise its R&D strategy.

RISK IN INTELLECTUAL PROPERTY RIGHTS

Takeda's products are protected by two or more patents covering substance, processes, formulations and uses for a certain period. While Takeda strictly manages intellectual property rights, including patents, and always keeps careful watch for potential infringement by a third party, expected earnings may be lost if the intellectual property rights held by Takeda are infringed by a third party. Moreover, if Takeda's in-house product proves to infringe a third party's intellectual property rights, Takeda might be asked for compensation.

RISK OF SALES DECREASE FOLLOWING PATENT EXPIRATIONS

While Takeda takes active measures to extend product life cycles, including the addition of new indications and formulations, generic drugs inevitably penetrate the market following patent expirations of most branded products. In addition, the increasing use of generic drugs and prescription-to-OTC switches also intensifies competition, both in domestic and overseas markets, especially in the U.S. market. Takeda's sales of ethical drugs may drop sharply, depending on such influences.

RISK OF SIDE EFFECTS

Although ethical drugs are only allowed placement on the market after approval for production and marketing following rigorous investigation by the competent authorities around the world, accumulated data during the post-marketing period might expose side effects not confirmed at launch. If new side effects are identified, Takeda will be required to describe such side effects in a "precautions" section of the package insert or to restrict usage of such drugs, or will be forced to discontinue sale of or recall such products.

RISK OF PRICE-LOWERING DUE TO MEASURES FOR REDUCING DRUG PRICES

In the U.S. market, which is the world's largest, federal and state governments, as well as private insurance companies, implement various measures to reduce drug costs, further increasing the pressure to reduce prices of branded products. In Japan, National Health Insurance (NHI) prices for drugs have been reduced every other year. In the European market, drug prices have been reduced in a similar way, due to strong measures to control drug costs in each country, and the expansion of parallel imports. Price reduction as a result of drug cost-restrictive measures taken by each country can significantly influence the business performance and financial standing of the Takeda Group.

INFLUENCE OF EXCHANGE FLUCTUATIONS

The Takeda Group's overseas net sales in fiscal 2004 amounted to ¥478.4 billion, which accounted for 42.6% of total consolidated sales. Among others, sales in North America were ¥287.4 billion, which accounted for 25.6% of total consolidated sales. Moreover, with regard to TAP, the "equity in earnings of affiliates" (non-operating income) was ¥40.3 billion. For this reason, Takeda Group's business performance and financial standings are considerably affected by currency rates, especially fluctuations in the dollar-yen conversion rate.

RISK OF DEVELOPMENT OF LAWSUITS

Civil litigations by patients and insurance companies etc. seeking damages (sometimes called 'AWP Suit'), which involve numerous major U.S. pharmaceutical companies, are currently under disputation on an industry-wide scale. The complainants claim damages due to price discrepancies between the average wholesale prices (AWP) as publicized by independent industry compendia and the actual selling prices. As part of the civil litigations, actions have been brought against TAP and TPNA for damages in federal and state courts; Takeda has also faced part of such litigations. The progress of these suits may affect Takeda's business performance and financial standing.

If Takeda's mainstay products, *Leuplin*, lansoprazole, candesartan and *Actos*, are involved in the above risk occurrence, Takeda's business performance might be greatly affected.

ELEVEN-YEAR SUMMARY OF SELECTED FINANCIAL DATA

Takeda Pharmaceutical Company Limited and Subsidiaries

	2005	2004	2003	2002
Net sales	**¥ 1,122,960**	¥ 1,086,431	¥ 1,046,081	¥ 1,005,060
Operating income	**385,278**	371,633	310,686	281,243
Income before income taxes and minority interests	**441,102**	446,144	431,898	373,427
Income taxes	**160,231**	157,911	157,485	134,892
Minority interests	**3,433**	2,969	2,651	2,879
Net income	**277,438**	285,264	271,762	235,656
Capital expenditures	**49,230**	62,472	35,888	44,766
Depreciation and amortization	**31,226**	28,083	29,962	28,430
Research and development costs	**141,453**	129,652	124,230	100,278
Per share amounts (Yen and U.S. dollars)				
(See Note 14 to consolidated financial statements):				
Net income	**¥ 313.01**	¥ 321.86	¥ 307.63	¥ 267.02
Cash dividends	**88.00**	77.00	65.00	60.00
Current assets	**¥ 1,969,915**	¥ 1,730,147	¥ 1,542,198	¥ 1,345,094
Property, plant and equipment (net of accumulated depreciation)	**220,133**	230,538	203,282	213,385
Investments and other assets	**355,387**	374,975	313,889	406,737
Total assets	**2,545,435**	2,335,660	2,059,369	1,965,216
Current liabilities	**365,500**	370,562	344,705	371,785
Long-term liabilities	**133,685**	141,628	106,339	134,099
Minority interests	**44,836**	42,460	40,593	39,251
Shareholders' equity	**2,001,414**	1,781,010	1,567,732	1,420,081
Number of shareholders	**118,042**	116,343	76,107	53,364
Number of employees	**14,510**	14,592	14,547	14,511

See notes to consolidated financial statements.

-The U.S.dollar amounts in this report represent translations of Japanese yen, solely for readers' convenience, at the rate of ¥107=US$1, the approximate exchange rate at March 31, 2005.

-Effective April 1, 1999 all subsidiaries were consolidated and all affiliates were accounted for by the equity method. (See Note 2 for details.)

Millions of yen							Thousands of U.S. dollars (Note 1)
2001	2000	1999	1998	1997	1996	1995	2005
¥ 963,480	¥ 923,132	¥844,643	¥ 841,816	¥ 838,824	¥ 801,341	¥ 771,667	**$ 10,494,953**
226,102	171,443	142,220	132,952	127,350	112,707	95,285	**3,600,729**
263,076	202,764	182,142	166,649	147,985	125,787	107,145	**4,122,449**
114,148	81,446	89,019	83,368	75,094	64,837	54,424	**1,497,486**
2,073	1,693	1,368	1,671	1,508	1,106	1,291	**32,084**
146,855	119,625	91,755	81,610	71,383	59,844	51,430	**2,592,879**
27,411	37,893	29,241	34,091	30,741	30,358	36,337	**460,093**
33,605	33,364	32,651	32,763	31,473	33,255	29,768	**291,832**
89,846	77,260	80,034	79,039	71,754	68,006	67,159	**1,321,991**
¥ 166.39	¥ 135.55	¥ 103.52	¥ 92.97	¥ 81.52	¥ 68.35	¥ 58.74	**$ 2.93**
50.00	32.00	29.00	21.25	17.25	15.00	14.00	**0.82**
¥1,138,951	¥ 938,236	¥839,702	¥ 841,240	¥ 798,752	¥ 787,615	¥ 721,814	**$ 18,410,421**
220,356	240,531	224,229	232,092	229,400	231,532	241,506	**2,057,318**
388,465	252,895	250,114	215,628	186,296	153,086	147,428	**3,321,373**
1,747,772	1,431,662	1,314,045	1,288,960	1,214,448	1,172,233	1,110,748	**23,789,112**
345,626	314,747	278,857	323,375	292,249	299,032	275,636	**3,415,888**
152,065	104,781	111,753	116,010	146,029	147,825	157,323	**1,249,392**
37,217	37,220	29,236	27,792	26,621	25,467	24,666	**419,028**
1,212,864	974,914	894,199	821,783	749,549	699,909	653,123	**18,704,804**
50,921	51,495	54,059	59,008	71,172	81,278	87,897	
15,900	16,254	15,776	16,443	16,586	17,258	17,580	

CONSOLIDATED BALANCE SHEETS

Takeda Pharmaceutical Company Limited and Subsidiaries
Years ended March 31, 2005 and 2004

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2005	2004	2005
ASSETS			
Current assets:			
Cash and cash equivalents	**¥ 1,264,324**	¥ 1,076,084	**$11,816,112**
Time deposits	**—**	5,000	**—**
Marketable securities (Note 3)	**257,796**	241,670	**2,409,308**
Notes and accounts receivable—			
Trade notes	**19,509**	22,087	**182,327**
Trade accounts	**197,141**	179,495	**1,842,439**
Due from affiliates	**8,764**	8,208	**81,907**
Allowance for doubtful receivables	**(271)**	(641)	**(2,533)**
Total	**225,143**	209,149	**2,104,140**
Inventories (Note 4)	**94,565**	92,931	**883,785**
Deferred income taxes (Note 13)	**93,857**	81,367	**877,168**
Other current assets	**34,230**	23,946	**319,908**
Total current assets	**1,969,915**	1,730,147	**18,410,421**
Property, plant and equipment (Notes 5, 6 and 7):			
Land	**44,500**	54,256	**415,888**
Buildings and structures	**257,419**	255,580	**2,405,785**
Machinery and equipment	**301,657**	279,671	**2,819,224**
Construction in progress	**20,927**	26,361	**195,579**
Total	**624,503**	615,868	**5,836,476**
Accumulated depreciation	**(404,370)**	(385,330)	**(3,779,158)**
Net property, plant and equipment	**220,133**	230,538	**2,057,318**
Investments and other assets:			
Investment securities (Note 3)	**254,954**	284,541	**2,382,748**
Investments in and advances to affiliates (Note 3)	**48,890**	72,048	**456,916**
Real estates for lease (Note 6)	**24,460**	—	**228,598**
Deferred income taxes (Note 13)	**12,542**	5,270	**117,215**
Other assets	**14,541**	13,116	**135,896**
Total investments and other assets	**355,387**	374,975	**3,321,373**
TOTAL	**¥ 2,545,435**	¥ 2,335,660	**$ 23,789,112**

See notes to consolidated financial statements.

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2005	2004	2005
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities:			
Bank loans (Note 7)	¥ 5,992	¥ 6,283	$ 56,000
Current portion of long-term debt (Note 7)	2,309	655	21,579
Notes and accounts payable—			
Trade notes	4,640	3,039	43,364
Trade accounts	45,735	52,642	427,430
Due to affiliates	20,228	17,044	189,047
Total	70,603	72,725	659,841
Income taxes payable	80,790	93,852	755,047
Accrued expenses	139,579	121,364	1,304,477
Other current liabilities	66,227	75,683	618,944
Total current liabilities	365,500	370,562	3,415,888
Long-term liabilities:			
Long-term debt (Note 7)	5,561	4,661	51,972
Reserve for retirement benefits (Note 8)	41,643	48,260	389,187
Reserve for SMON compensation (Note 9)	4,664	4,850	43,589
Deferred income taxes (Note 13)	75,493	77,075	705,542
Other long-term liabilities	6,324	6,782	59,102
Total long-term liabilities	133,685	141,628	1,249,392
Minority interests	44,836	42,460	419,028
Commitments and contingencies (Note 17)			
Shareholders' equity (Notes 10 and 18):			
Common stock authorized 2,400,000,000 shares; issued 889,272,395 shares in 2005 and 2004	63,541	63,541	593,841
Capital surplus	49,638	49,638	463,907
Retained earnings	1,834,931	1,616,676	17,148,888
Unrealized gain on available-for-sale securities	125,342	127,658	1,171,421
Foreign currency translation adjustments	(69,130)	(73,761)	(646,075)
Treasury stock, at cost; 4,050,415 shares in 2005, 4,017,450 shares in 2004	(2,908)	(2,742)	(27,178)
Total shareholders' equity	2,001,414	1,781,010	18,704,804
TOTAL	¥ 2,545,435	¥ 2,335,660	$ 23,789,112

See notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF INCOME

Takeda Pharmaceutical Company Limited and Subsidiaries
Years ended March 31, 2005, 2004 and 2003

	Millions of yen			Thousands of U.S. dollars (Note 1)
	2005	2004	2003	2005
Net sales (Note 3)	**¥ 1,122,960**	¥ 1,086,431	¥ 1,046,081	**$ 10,494,953**
Operating costs and expenses:				
Cost of sales (Note 3)	**279,179**	269,395	300,344	**2,609,149**
Selling, general and administrative (Note 11)	**458,503**	445,403	435,051	**4,285,075**
Total operating costs and expenses	**737,682**	714,798	735,395	**6,894,224**
Operating income	**385,278**	371,633	310,686	**3,600,729**
Other income (expenses):				
Interest and dividend income	**18,098**	10,896	10,129	**169,140**
Interest expenses	**(334)**	(359)	(420)	**(3,121)**
Equity in earnings of affiliates (Note 3)	**45,431**	72,663	88,591	**424,589**
Gain on sales of businesses (Note 12)	**—**	—	29,974	**—**
Gain on sales of property, plant and equipment	**1,070**	1,814	5,282	**10,000**
Losses on bulk vitamin and other cartel cases (Note 15)	**(2,079)**	(614)	(8,527)	**(19,430)**
Loss on impairment of long-lived assets (Note 5)	**—**	(1,139)	—	**—**
Other - net	**(6,362)**	(8,750)	(3,817)	**(59,458)**
Other income (expenses) - net	**55,824**	74,511	121,212	**521,720**
Income before income taxes and minority interests	**441,102**	446,144	431,898	**4,122,449**
Income taxes (Note 13):				
Current	**172,867**	173,457	158,792	**1,615,579**
Deferred	**(12,636)**	(15,546)	(1,307)	**(118,093)**
Total income taxes	**160,231**	157,911	157,485	**1,497,486**
Income before minority interests	**280,871**	288,233	274,413	**2,624,963**
Minority Interests	**3,433**	2,969	2,651	**32,084**
Net income	**¥ 277,438**	¥ 285,264	¥ 271,762	**$ 2,592,879**

	Yen			U.S. dollars (Note 1)
Amounts per common share (Note 14):				
Net income	**¥ 313.01**	¥ 321.86	¥ 307.63	**$ 2.93**
Cash dividends applicable to the year	**88.00**	77.00	65.00	**0.82**

See notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

Takeda Pharmaceutical Company Limited and Subsidiaries
Years ended March 31, 2005, 2004 and 2003

	Millions of yen			Thousands of U.S. dollars (Note 1)
	2005	2004	2003	**2005**
Common stock:				
Balance, beginning of year	**¥ 63,541**	¥ 63,541	¥ 63,541	**$ 593,841**
Balance, end of year	**¥ 63,541**	¥ 63,541	¥ 63,541	**$ 593,841**
Capital surplus:				
Balance, beginning of year	**¥ 49,638**	¥ 49,638	¥ 49,638	**$ 463,907**
Balance, end of year	**¥ 49,638**	¥ 49,638	¥ 49,638	**$ 463,907**
Retained earnings:				
Balance, beginning of year	**¥ 1,616,676**	¥ 1,392,640	¥ 1,175,938	**$ 15,109,121**
Net income	**277,438**	285,264	271,762	**2,592,879**
Increase in retained earnings due to fiscal year-end change for subsidiaries and affiliates	**16,132**	—	—	**150,766**
Cash dividends paid; ¥85.00 ($0.79)-2005, ¥69.00-2004 and ¥62.00-2003 (per share)	**(74,979)**	(60,867)	(54,705)	**(700,738)**
Bonuses to directors and corporate auditors	**(336)**	(361)	(355)	**(3,140)**
Balance, end of year	**¥ 1,834,931**	¥ 1,616,676	¥ 1,392,640	**$ 17,148,888**
Unrealized gain on available-for-sale securities				
Balance, beginning of year	**¥ 127,658**	¥ 72,794	¥ 115,715	**$ 1,193,065**
Net change	**(2,316)**	54,864	(42,921)	**(21,644)**
Balance, end of year	**¥ 125,342**	¥ 127,658	¥ 72,794	**$ 1,171,421**
Foreign currency translation adjustments				
Balance, beginning of year	**¥ (73,761)**	¥ (8,217)	¥ 16,480	**$ (689,355)**
Net change	**4,631**	(65,544)	(24,697)	43,280
Balance, end of year	**¥ (69,130)**	¥ (73,761)	¥ (8,217)	**$ (646,075)**
Treasury stock (Note 10):				
Balance, beginning of year	**¥ (2,742)**	¥ (2,664)	¥ (1,229)	**$ (25,626)**
Repurchase of treasury stock	**(166)**	(78)	(1,600)	(1,552)
Effect of adopting a new accounting standard	**—**	—	165	—
Balance, end of year	**¥ (2,908)**	¥ (2,742)	¥ (2,664)	**$ (27,178)**

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Takeda Pharmaceutical Company Limited and Subsidiaries
Years ended March 31, 2005, 2004 and 2003

	Millions of yen			Thousands of U.S. dollars (Note 1)
	2005	2004	2003	2005
Operating activities:				
Income before income taxes and minority interests	¥ 441,102	¥ 446,144	¥ 431,898	$ 4,122,449
Adjustments to reconcile income before income taxes and minority interests to net cash provided by operating activities:				
Income taxes paid	(194,758)	(163,403)	(157,660)	(1,820,168)
Depreciation and amortization	31,226	28,083	29,962	291,832
Gain on sales and disposals of property, plant and equipment	(600)	(1,295)	(3,307)	(5,607)
Equity in loss (earnings) of affiliates	7,301	(1,434)	(1,269)	68,234
Gain on sales of businesses	-	-	(29,974)	-
Loss on impairment of long-lived assets (Note 5)	-	1,139	-	-
In-process research and development expenses of Syrrx, Inc.	20,637	-	-	192,869
Changes in assets and liabilities:				
Decrease (increase) in notes and accounts receivable	(23,399)	(8,653)	17,667	(218,682)
Increase in inventories	(3,398)	(3,974)	(5,170)	(31,757)
Decrease in notes and accounts payable	(1,815)	(3,635)	(5,776)	(16,963)
Other	19,243	18,150	(12,922)	179,840
Total Adjustments	(145,563)	(135,022)	(168,449)	(1,360,402)
Net cash provided by operating activities	295,539	311,122	263,449	2,762,047
Investing activities:				
Payments for purchases of marketable securities	(377,079)	(251,232)	(141,762)	(3,524,103)
Proceeds from sales or maturities of marketable securities	395,793	163,738	255,718	3,699,000
Increase in time deposits	-	(30,000)	(67,500)	-
Decrease in time deposits	5,000	50,000	97,500	46,729
Payments for purchases of property, plant and equipment	(53,669)	(54,160)	(33,477)	(501,579)
Proceeds from sales of property, plant and equipment	2,622	3,094	5,913	24,505
Payments for purchases of investment securities	(14,211)	(22,717)	(38,469)	(132,813)
Proceeds from sales of investment securities	72	2,097	9,358	673
Proceeds from sales of businesses	-	-	60,409	-
Payments for purchases of stock of subsidiaries	(29,093)	-	(6,056)	(271,897)
Other	(1,740)	(142)	(1,486)	(16,263)
Net cash provided by (used in) investing activities	(72,305)	(139,322)	140,148	(675,748)
Financing activities:				
Net increase (decrease) in short-term bank loans	(289)	2,560	(1,233)	(2,701)
Proceeds from long-term debt	3,541	900	731	33,093
Repayment of long-term debt	(553)	(936)	(1,546)	(5,168)
Dividends paid	(74,958)	(60,869)	(54,435)	(700,542)
Other	(1,653)	(999)	(2,507)	(15,449)
Net cash used in financing activities	(73,912)	(59,344)	(58,990)	(690,767)
Effect of exchange rate changes on cash and cash equivalents (Note 2)	15,199	(59,330)	(19,965)	142,047
Net increase in cash and cash equivalents	164,521	53,126	324,642	1,537,579
Cash and cash equivalents, beginning of year	1,076,084	1,022,958	698,316	10,056,860
Increase in cash and cash equivalents due to fiscal year end change for subsidiaries	23,719	-	-	221,673
Cash and cash equivalents, end of year	¥ 1,264,324	¥ 1,076,084	¥ 1,022,958	$11,816,112
Additional cash flow information:				
Interest paid	¥ 338	¥ 366	¥ 432	$ 3,159
Non-cash investing and financing activities:				
Assets and liabilities decreased by sale of businesses and associated proceeds and gain				
Sales price	-	-	62,260	-
Cash and cash equivalents	-	-	(1,851)	-
Proceeds from sales of businesses	-	-	60,409	-
Assets and liabilities				
Current assets	-	-	30,261	-
Non-current assets	-	-	14,387	-
Current liabilities	-	-	(18,217)	-
Non-current liabilities	-	-	(365)	-
Foreign currency translation adjustments	-	-	(1)	-
Net assets	-	-	26,065	-
Unrealized gain	-	-	4,370	-
Gain on sales of businesses	¥ -	¥ -	¥ 29,974	$ -

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED STATEMENTS

Takeda Pharmaceutical Company Limited and Subsidiaries
Years ended March 31, 2005, 2004 and 2003

NOTE 1: BASIS OF PRESENTING CONSOLIDATED FINANCIAL STATEMENTS

The accompanying consolidated financial statements have been prepared from the consolidated financial statements issued for domestic reporting purposes in accordance with the provisions set forth in the Japanese Securities and Exchange Law. Takeda Pharmaceutical Company Limited (the "Company") and its domestic subsidiaries and affiliates maintain their accounts and records in accordance with the provisions set forth in the Japanese Commercial Code and in conformity with generally accepted accounting principles in Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards, while its overseas subsidiaries and affiliates do so in conformity with those of the countries of their domicile.

In preparing the consolidated financial statements, certain reclassifications and rearrangements have been made to the consolidated financial statements issued domestically in order to present them in a form, which is more familiar to readers outside Japan.

The consolidated financial statements are stated in Japanese yen, the currency of the country in which the Company is incorporated and operates. The translations of Japanese yen amounts into U.S. dollar amounts are included solely for the convenience of readers outside Japan and have been made at the rate of ¥107 to US$1, the approximate rate of exchange at March 31, 2005. Such translations should not be construed as representations that the Japanese yen amounts could be converted into U.S. dollars at that or any other rate.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The accompanying consolidated financial statements include the accounts of the Company and all of its subsidiaries (together the "Companies"). Under the control or influence concept, those companies in which the Company, directly or indirectly, is able to exercise control over operations are fully consolidated, and those companies over which the Company has the ability to exercise significant influence are accounted for by the equity method. All significant intercompany balances, transactions and unrealized profit are eliminated in consolidation.

Financial information for certain subsidiaries is based on their fiscal year-end of December 31.

During the year ended March 31, 2003, the Company established one new subsidiary and one affiliated company. In addition, one affiliated company accounted for by the equity method in prior periods, and two of its subsidiaries, were included in the consolidation as subsidiaries since the Company acquired additional equity in the companies. Further, during the year ended March 31, 2003, the Company sold four subsidiaries and one affiliated company and liquidated one subsidiary, which were excluded from the consolidation.

During the year ended March 31, 2004, the Company established one new subsidiary. The Company also liquidated one subsidiary and one affiliated company during the year ended March 31,2004. In addition, due to mergers among consolidated subsidiaries, the total number of consolidated subsidiaries was reduced by three.

During the year ended March 31, 2005, the Company acquired one subsidiary (Takeda San Diego, Inc., formerly Syrrx, Inc.).

The majority of December year-end overseas subsidiaries and affiliates including Takeda Pharmaceuticals North America, Inc. ("TPNA") and TAP Pharmaceutical Products Inc. ("TAP") has changed its year-end from December 31 to March 31 or performed a hard close as of March 31, which was effective in the year ended March 31, 2005.

In the past, the Company had consolidated the overseas subsidiaries and affiliates using their December 31 financial statements as allowed by the accounting standards generally accepted in Japan. Instead of consolidating 15 months of operating results in the year ended March 31, 2005 for such subsidiaries, the Company accounted for the financial results of the three month period from January 1 to March 31, 2004 as an adjustment to the beginning retained earnings as of April 1, 2004, which amounted to ¥16,132 million ($150,766 thousand).

CASH EQUIVALENTS

Cash equivalents are short-term investments that are readily convertible into cash and are exposed to insignificant risk of changes in value. Cash equivalents include time deposits, certificates of deposit, commercial paper and mutual funds investing in bonds that represent short-term investments, all of which mature or become due within three months of the date of acquisition.

MARKETABLE AND INVESTMENT SECURITIES

Marketable and investment securities are classified and accounted for, depending on management's intent, as follows:

i) *trading securities*, which are held for the purpose of earning capital gains in the near term, are reported at fair value, and the related unrealized gains and losses are included in earnings, ii) *held-to-maturity debt securities*, in which the Companies have the positive intent and ability to hold to maturity, are reported at amortized cost, and iii) *available-for-sale securities*, which are not classified as either of the aforementioned securities, are reported at fair value, with unrealized gains and losses, net of applicable taxes, in a separate component of shareholders' equity.

The cost of securities sold is determined based on the moving-average method. Non-marketable available-for-sale securities are stated at cost determined by the moving-average method. For other than temporary declines in fair value, available-for-sale securities are reduced to net realizable value by a charge to income.

INVENTORIES

All inventories are stated at the lower of cost or market. The average cost method is used to determine cost for the majority of inventories.

PROPERTY, PLANT, EQUIPMENT AND REAL ESTATE FOR LEASE

Property, plant, equipment and real estate for lease are stated at cost. Depreciation of property, plant, equipment and real estate for lease of the Company and its domestic subsidiaries is computed substantially by the declining-balance method while the straight-line method is applied to buildings acquired by the domestic companies after April 1, 1998, and is principally applied to the property, plant and equipment of foreign subsidiaries. The range of useful lives is from 15 to 50 years for buildings and structures, and from 4 to 15 years for machinery and equipment.

GOODWILL

The excess of the purchase price over the fair value of the net assets ("goodwill") of an acquired subsidiary is amortized using the straight-line method over five years. Goodwill amounts at March 31, 2005 were ¥3,136 million ($29,308 thousand), net of amortization of ¥4,705 million ($43,972 thousand), and are included in Other assets.

LONG-LIVED ASSETS

The Companies have adopted "Accounting for Impairment of Fixed Assets" and "Guidance for Accounting Standard for Impairment of Fixed Assets", which became applicable to the consolidated financial statements for the year ended March 31, 2004. In accordance with the new accounting standard for impairment of fixed assets, the Companies review long-lived assets for impairment whenever events or changes in circumstance indicate the carrying amount of an asset or asset group may not be recoverable. An impairment loss would be recognized if the carrying amount of an asset or asset group exceeds the sum of the undiscounted future cash flows expected to result from the continued use and eventual disposition of the asset or asset group. The impairment loss would be measured as the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of the discounted cash flows from the continued use and eventual disposition of the asset or the net selling price at disposition.

For the year ended March 31, 2004, the application of the new accounting standard reduced income before income taxes and minority interests by ¥1,139 million compared to the previous accounting method.

RESERVE FOR RETIREMENT BENEFITS

Employees of the Companies terminating their employment either voluntarily or upon reaching the mandatory retirement age are entitled to severance payments based on the rate of pay at the time of termination, length of service and certain other factors.

The Company and domestic subsidiaries have adopted an accounting standard for employees' retirement benefits and accounted for the liability for retirement benefits based on projected benefit obligations and plan assets at the balance sheet date.

Actuarial gains or losses are amortized primarily by the straight-line method over a period within the average remaining years of service of the employees (generally five years). In accordance with the enforcement of the Defined Benefit Pension Plan Law, the Company applied for an exemption from the obligation to pay benefits for future employee services related to the substitutional portion of its employee pension fund. The Company received approval from the Minister of Health, Labour and Welfare on March 26, 2004. The substitutional portion of pension plan assets expected to be transferred to the government was measured to be ¥14,775 million ($138,084 thousand) as of March 31, 2005. If such a transfer was made on March 31, 2005, income before income taxes and minority interests would have been increased by approximately ¥20,414 million ($190,785 thousand).

Subsequent to March 1, 2005, the Company applied for transfer of the substitutional portion of past pension obligations to the government and obtained approval by the Ministry of Health, Labour and Welfare on May 1, 2005.

Retirement allowances for directors and corporate auditors are recorded to state the liability at the amount that would be required if all directors and corporate auditors retired at each balance sheet date. These amounts are paid subject to approval of the shareholders in accordance with the Japanese Commercial Code.

RESEARCH AND DEVELOPMENT COSTS

Research and development costs are charged to income as incurred.

STOCK AND BOND ISSUE COSTS

Stock and bond issue costs are charged to income as incurred.

FOREIGN CURRENCY TRANSACTIONS

The Companies have adopted "Accounting Standard for Foreign Currency Transactions". All short-term and long-term monetary receivables and payables denominated in foreign currencies are translated into Japanese yen at the current exchange rates at the balance sheet date.

Revenue and expense items denominated in foreign currencies are translated using the rate on the date of the transaction. Related exchange gains or losses are credited or charged to income as incurred.

FOREIGN CURRENCY FINANCIAL STATEMENTS

The financial statements of overseas subsidiaries and affiliates are translated into Japanese yen by the following methods as set forth by an accounting standard for foreign currency translation.

The balance sheet accounts of overseas subsidiaries and affiliates are translated into Japanese yen at the current exchange rates as of the balance sheet date except for intercompany investments and shareholders' equity, which are translated at historical rates. Revenue and expense accounts of overseas subsidiaries and affiliates are translated into Japanese yen at the average exchange rate for the year.

Differences arising from such translation are shown as "Foreign currency translation adjustments" in a separate component of shareholders' equity.

INCOME TAXES

Current income taxes are provided for based on amounts currently payable for each year. Deferred income taxes arising from temporary differences in the recognition of assets and liabilities for tax and financial reporting purposes are reflected in the consolidated financial statements. A deferred tax liability is recognized on undistributed earnings of overseas subsidiaries and affiliates, which are not deemed to be permanently invested.

DERIVATIVE FINANCIAL INSTRUMENTS

The Companies use derivative financial instruments to manage their exposures to fluctuations in foreign exchange and interest rates. Foreign exchange forward contracts, currency options, interest rate swaps, interest rate options, interest rate futures and treasury futures are utilized by the Companies to reduce foreign currency exchange and interest rate risks. The Companies do not enter into derivatives for trading or speculative purposes.

The Companies have adopted "Accounting Standard for Financial Instruments" and "Accounting Standard for Foreign Currency Transactions". These standards require that: a) all derivatives be recognized as either assets or liabilities and measured at fair value, with gains or losses on these derivative transactions being recognized in the statement of income and b) for derivatives used for hedging purposes, if such derivatives qualify for hedge accounting due to high correlation and effectiveness between the hedging instruments and the hedged items, gains or losses on these derivative transactions are deferred until maturity.

Foreign exchange forward contracts employed to hedge foreign exchange exposures related to export sales and royalties are measured at fair value and the related unrealized gains and losses are recognized in income.

Certain accounts denominated in foreign currencies for which foreign exchange forward contracts are used to hedge the foreign currency fluctuations are translated at the contracted rate if the forward contracts qualify for hedge accounting.

Certain accounts denominated in foreign currencies for which currency options are used to hedge the foreign currency fluctuations are measured at fair value and the related unrealized gains and losses are deferred until maturity.

Interest rate swaps, interest rate options, interest rate futures, and treasury futures employed to hedge interest rate fluctuations are measured at fair value and the related unrealized gains and losses are recognized in income.

Interest rate swaps that qualify for hedge accounting and meet specific matching criteria are not remeasured at market value but the differential paid or received under the swap agreements is recognized and included in interest expense or income.

APPROPRIATIONS OF RETAINED EARNINGS

Appropriations of retained earnings at each year-end are reflected in the financial statements for the following year upon shareholders' approval.

CASH DIVIDENDS

Cash dividends charged to retained earnings are those actually paid during the year and consist of year-end dividends for the preceding year and interim dividends for the current year.

RECLASSIFICATIONS

In preparing the accompanying consolidated financial statements, certain reclassifications have been made to the consolidated financial statements for the year ended March 31, 2005 issued domestically.

NOTE 3: MARKETABLE AND INVESTMENT SECURITIES

The costs and aggregate fair value of marketable and investment securities at March 31, 2005 and 2004 were as follows:

	Millions of yen			
2005	Cost	Unrealized gain	Unrealized loss	Fair value
Securities classified as:				
Trading	¥ —	¥ —	¥ —	¥ 20,760
Available-for-sale:				
Equity securities	34,073	207,083	10	241,146
Debt securities	237,036	30	29	237,037
Held-to-maturity	1,510	5	4	1,511

	Millions of yen			
2004	Cost	Unrealized gain	Unrealized loss	Fair value
Securities classified as:				
Trading	¥ —	¥ —	¥ —	¥ 50,803
Available-for-sale:				
Equity securities	33,791	211,625	44	245,372
Debt securities	221,481	112	127	221,466
Held-to-maturity	1,511	4	11	1,504

	Thousands of U.S. dollars			
2005	Cost	Unrealized gain	Unrealized loss	Fair value
Securities classified as:				
Trading	$ —	$ —	$ —	$ 194,020
Available-for-sale:				
Equity securities	318,439	1,935,355	93	2,253,701
Debt securities	2,215,290	280	271	2,215,299
Held-to-maturity	14,112	47	38	14,121

Significant available-for-sale securities whose fair value is not readily determinable as of March 31, 2005 and 2004 were as follows:

	Cost		
	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Equity securities	¥ 12,191	¥ 6,960	¥ 113,935

Proceeds from sales of available-for-sale securities for the years ended March 31, 2005 and 2004 were ¥5,597 million ($52,308 thousand) and ¥8,461 million, respectively. Gross realized gains and losses on these sales, computed on the moving average cost basis, were ¥39 million ($364 thousand) and ¥2 million ($19 thousand), respectively for the year ended March 31, 2005 and ¥62 million and no losses on sales, respectively for the year ended March 31, 2004.

The carrying amounts of debt securities by contractual maturities at March 31, 2005 are as follows:

	Millions of yen	Thousands of U.S. dollars
	2005	2005
Due in one year or less	¥ 236,838	$ 2,213,430
Due in one to five years	200	1,869
Due after five years	1,510	14,112
Total	¥ 238,548	$ 2,229,411

Investments in and advances to affiliates at March 31, 2005 and 2004 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Investments at cost	¥ 37,324	¥ 37,325	$ 348,822
Equity in undistributed earnings	10,126	33,283	94,636
Total	47,450	70,608	443,458
Advances	1,440	1,440	13,458
Total	¥ 48,890	¥ 72,048	$ 456,916

Financial information with respect to affiliates, recorded based on the equity method at March 31, 2005 and 2004 and for each of the three years in the period ended March 31, 2005, is summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Current assets	¥ 256,370	¥ 293,393	$ 2,395,981
Other assets	166,809	179,275	1,558,963
Total	423,179	472,668	3,954,944
Current liabilities	221,804	217,568	2,072,935
Other liabilities	57,030	68,014	532990
Net assets	¥ 144,345	¥ 187,086	$ 1,349,019

	Millions of yen 2005	2004	2003	Thousands of U.S. dollars 2005
Net sales	¥ 630,036	¥ 740,991	¥ 791,317	$ 5,888,187
Net income	93,571	146,039	178,996	874,495

Sales to and purchases from affiliates were as follows:

	Millions of yen 2005	2004	2003	Thousands of U.S. dollars 2005
Sales	¥ 110,862	¥ 125,355	¥ 117,986	$ 1,036,093
Purchases	63,906	64,023	72,944	597,252

NOTE 4: INVENTORIES

Inventories at March 31, 2005 and 2004 consisted of the following:

	Millions of yen 2005	2004	Thousands of U.S. dollars 2005
Finished products and merchandise	¥ 39,526	¥ 40,030	$ 369,402
Semi-finished products and work-in-process	29,974	28,812	280,131
Raw materials and supplies	25,065	24,089	234,252
Total	¥ 94,565	¥ 92,931	$ 883,785

NOTE 5: LONG-LIVED ASSETS

The Companies recorded an impairment loss on the following asset group in the year ended March 31, 2004.

Location	Description	Classification
Hikari Factory (Hikari-shi, Yamaguchi)	Bulk vitamin manufacturing facility, etc.	Machinery and equipment, Buildings and structures

The Companies group the long-lived assets into asset groups (by product categories) whose operating results are regularly reviewed. With respect to the related manufacturing facility and equipment listed above, the Companies planned to discontinue manufacturing in the near future. Accordingly, the Companies reduced the carrying amount of the assets to a recoverable amount, recognized an impairment loss and included such loss in other expenses. The amount consisted of machinery and equipment of ¥646 million, buildings and structures ¥457 million , and other ¥36 million. The Companies evaluated the recoverability of the assets based on the estimated future cash flows for the remaining useful life discounted at 7.0%.

NOTE 6: REAL ESTATE FOR LEASE

Until the year ended March 31, 2004, real estate for lease was reported as "Property, plant and equipment", but was reclassified under the category of "Investments and other assets" during the year ended March 31,2005. Accumulated depreciation of real estate for lease was ¥3,628 million ($33,907 thousand) as of March 31, 2005.

The amount of real estate for lease reported as "Property, plant and equipment" as of the year ended March 31, 2004 was ¥25,741 million.

NOTE 7: BANK LOANS AND LONG-TERM DEBT

Bank loans consisted of short-term bank loans represented by notes, generally due within one year. The Companies obtain financing by discounting notes and export drafts with banks. Such discounted notes and drafts and the related contingent liabilities are not included in the consolidated balance sheets but are disclosed as contingent liabilities (see Note 17).

The weighted average annual interest rates of short-term bank loans at March 31, 2005 and 2004 were 1.1% and 1.3%, respectively.

Long-term debt at March 31, 2005 and 2004 consisted of the following:

	Millions of yen 2005	2004	Thousands of U.S. dollars 2005
Unsecured loans from banks and financial institutions			
Due 2006 to 2015, weighted-average rate 1.2% in 2005 and 2.0% in 2004	¥ 3,672	¥ 1,522	$ 34,318
Secured bonds issued by a subsidiary			
Due 2005, weighted-average rate 1.0% in 2004	—	300	—
Secured loans from banks and financial institutions			
Due 2006 to 2009, weighted-average rate 2.2% in 2005 and 2.6% in 2004	4,198	3,494	39,233
Total	7,870	5,316	73,551
Less current portion	2,309	655	21,579
Long-term debt, less current portion	¥ 5,561	¥ 4,661	$ 51,972

The annual maturities of long-term debt as of March 31, 2005 were as follows:

Years ending March 31	Millions of yen	Thousands of U.S. dollars
2006	¥ 2,309	$ 21,579
2007	1,961	18,327
2008	1,366	12,766
2009	1,432	13,383
2010	132	1,234
2011 and thereafter	670	6,262
Total	¥ 7,870	$ 73,551

At March 31, 2005, assets pledged as collateral for long-term debt were as follows:

	Millions of yen	Thousands of U.S. dollars
Property, plant and equipment, net of accumulated depreciation	**¥ 16,324**	**$ 152,561**

As is customary in Japan, security must be given if requested by a lending bank. Banks have the right to offset cash deposited with them against any debt or obligation that becomes due or, in case of default and certain other specified events, against all other debt payable to the banks. None of the lenders has ever exercised this right against the Companies' obligations.

NOTE 8: RETIREMENT BENEFITS

The Company has a contributory trusteed pension plan that is interrelated with the Japanese government social welfare program which consists of a basic portion requiring employee and employer contributions, plus an additional portion established by the Company. With respect to the substitutional portion of welfare pension fund, the Company received approval of the exemption from obligation for payments of benefits related to future and past employee services from the Minister of Health, Labour and Welfare on March 26, 2004 and on May 1, 2005, respectively. The amount of pension plan assets expected to be transferred back to the government (minimum liability reserve) was estimated at ¥14,775 million ($138,084 thousand) as of March 31, 2005. If the payment of the amount were made on March 31, 2005, the expected gain would be ¥20,414 million ($190,785 thousand). The Company and certain subsidiaries also have non-contributory trusteed pension plans that fund a portion of the above retirement benefits. Certain other subsidiaries have unfunded retirement benefit plans.

Reserve for employees' retirement benefits at March 31, 2005 and 2004 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Projected benefit obligation	**¥ 303,754**	¥ 302,486	**$ 2,838,822**
Fair value of plan assets	**(262,917)**	(240,721)	**(2,457,168)**
Unrecognized actuarial loss	**(13,350)**	(30,037)	**(124,766)**
Unrecognized prior service cost	**12,372**	15,059	**115,626**
Reserve for employees' retirement benefits	**¥ 39,859**	¥ 46,787	**$ 372,514**

The components of net periodic retirement benefit costs were as follows:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Service cost	**¥ 6,850**	¥ 9,075	**$ 64,019**
Interest cost	**6,058**	7,314	**56,617**
Expected return on plan assets	**(4,798)**	(4,686)	**(44,841)**
Recognized actuarial loss	**10,715**	11,982	**100,140**
Amortization of prior service cost	**(3,019)**	(377)	**(28,215)**
Net periodic retirement benefit costs	**¥ 15,806**	¥ 23,308	**$ 147,720**

Assumptions used for the years ended March 31, 2005 and 2004 were set forth as follows:

	2005	2004
Discount rate	**2.0% – 2.5%**	1.5% – 2.5%
Expected rate of return on plan assets	**0.6% – 2.5%**	0.3% – 2.5%
Recognition period of prior service cost	**5 years**	5 years
Recognition period of actuarial gain/loss	**5 years**	5 years

Retirement allowances for directors and corporate auditors are included in Reserve for retirement benefits in the consolidated balance sheets. The amounts were ¥1,784 million ($16,673 thousand) and ¥1,473 million at March 31, 2005 and 2004, respectively.

NOTE 9: RESERVE FOR SMON COMPENSATION

The Company was a co-defendant with the Japanese government and other pharmaceutical companies in legal actions in Japan. The plaintiffs claimed that a certain medicine, a product of one of the co-defendants, which was distributed by the Company, was a cause of SMON (Sub-acute Myelo Optical Neuropathy), a neurological disease affecting the plaintiffs. Compromise settlements have been made with all the plaintiffs through December 25, 1996.

The Company has recorded a provision in the accompanying consolidated financial statements for estimated future medical treatment payments over the remaining lives of the parties entitled under the compromise settlements.

NOTE 10: SHAREHOLDERS' EQUITY

Japanese companies are subject to the Japanese Commercial Code (the "Code").

The Code requires that all shares of common stock are recorded with no par value and at least 50% of the issue price of new shares is required to be recorded as common stock and the remaining net proceeds as additional paid-in capital, which is included in capital surplus.

The Code permits Japanese companies, upon approval of the Board of Directors, to issue shares to existing shareholders without consideration as a stock split. Such issuance of shares generally does not give rise to changes within the shareholders' accounts.

The Code also provides that an amount at least equal to 10% of the aggregate amount of cash dividends and certain other appropriations of retained earnings associated with cash outlays applicable to each period shall be appropriated as a legal reserve (a component of retained earnings) until such reserve and additional paid-in capital equals 25% of common stock. The amount of total additional paid-in capital and legal reserve that exceeds 25% of the common stock may be available for dividends by resolution of the shareholders. In addition, the Code permits the transfer of a portion of additional paid-in capital and legal reserve to the common stock by resolution of the Board of Directors. The Company's legal reserve amounted to ¥15,885 million ($148,458 thousand) at March 31, 2005.

In addition to the above provision, the Code imposes certain limitations on the amount of retained earnings available for dividends. At March 31, 2005, retained earnings available for future dividends amounted to ¥1,305,668 million ($12,202,505 thousand) based on the amount recorded in the parent Company's general books of account.

Dividends are approved by the shareholders at a meeting held subsequent to the fiscal year to which the dividends are applicable. Semiannual interim dividends may also be paid upon resolution of the Board of Directors, subject to certain limitations imposed by the Code.

The Code allows Japanese companies to repurchase treasury stock and dispose of such treasury stock by resolution of the Board of Directors. The repurchased amount of treasury stock cannot exceed the amount available for future dividend plus amount of common stock, additional paid-in capital or legal reserve to be reduced in the case where such reduction was resolved at the shareholders meeting.

NOTE 11: RESEARCH AND DEVELOPMENT COSTS

Research and development costs are charged to income as incurred. Research and development costs for the years ended March 31, 2005, 2004 and 2003 were ¥141,453 million ($1,321,991 thousand), ¥129,652 million and ¥124,230 million, respectively.

NOTE 12: SALES OF BUSINESSES

The Companies sold their food business in April 2002, agricultural chemicals business in November 2002 and shares of Shimizu Pharmaceutical Co., Ltd in December 2002, resulting in a gain of ¥29,974 million for the year ended March 31, 2003.

NOTE 13: INCOME TAXES

The effective income tax rates of the Companies differed from the statutory tax rates for the following reasons:

	2005	2004	2003
Statutory tax rate	**40.9 %**	42.1 %	42.1 %
Expenses not deductible for tax purposes	**0.7**	0.8	0.9
Loss in subsidiaries	**0.1**	0.2	0.3
Equity in earnings of affiliates	**(3.2)**	(5.3)	(7.2)
Non-taxable dividend income	—	—	—
Tax credits primarily for research and development costs	**(2.6)**	(2.1)	(0.2)
Adjustment of deferred tax assets and liabilities at the end of period due to change in tax rates	—	—	(0.3)
Other - net	**0.4**	(0.3)	0.9
Effective tax rate	**36.3 %**	35.4 %	36.5 %

Deferred tax assets and liabilities consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Deferred tax assets:			
Retirement benefits	**¥ 13,674**	¥ 15,359	**$ 127,794**
Bonuses	**10,240**	10,616	**95,701**
Research and development costs	**23,330**	29,048	**218,037**
Enterprise taxes	**7,664**	10,499	**71,626**
Unrealized intercompany profits	**7,747**	6,899	**72,402**
Tax loss carryforwards	**9,086**	2,880	**84,916**
Others	**76,329**	52,032	**713,356**
Total	**148,070**	127,333	**1,383,832**
Valuation allowance	**(3,681)**	(3,198)	**(34,402)**
Total deferred tax assets	**144,389**	124,135	**1,349,430**
Deferred tax liabilities:			
Undistributed earnings of foreign subsidiaries and affiliates	**(11,930)**	(10,947)	**(111,495)**
Unrealized gain on available-for-sale securities	**(81,671)**	(83,771)	**(763,280)**
Reserve for reduction of fixed assets	**(12,026)**	(11,477)	**(112,393)**
Others	**(9,344)**	(8,408)	**(87,327)**
Total deferred tax liabilities	**(114,971)**	(114,573)	**(1,074,495)**
Net deferred tax assets	**¥ 29,418**	¥ 9,562	**$ 274,935**

On March 31, 2003, Cabinet Order No. 9 entitled "Reform of a Portion of Local Tax Law" was issued and this reform was applied to fiscal years beginning on or after April 1, 2004.

As a result of this reform, the statutory income tax rate to be used for the calculation of deferred income taxes concerning temporary differences, which are expected to be realized or settled on or after April 1, 2004, was changed from 42.1% to 40.9%.

This change did not have a material effect on the Companies' consolidated financial statements.

NOTE 14: AMOUNTS PER COMMON SHARE

The computations of net income per common share were based on the weighted average number of common shares outstanding during the year. The number of shares used in the computations was 885,241 thousand shares, 885,264 thousand shares and 882,267 thousand shares for the years ended March 31, 2005, 2004 and 2003, respectively.

The Company did not have securities or contingent stock agreements that could potentially dilute net income per common share in the years ended March 31, 2005, 2004 and 2003.

Cash dividends per common share are the amounts applicable to the respective years.

NOTE 15: LITIGATION

Civil litigation in the United States and Canada is ongoing, concerning the bulk vitamin cartel issue and the food flavor enhancer cartel issue.

Other expenses in the accompanying consolidated statements of income for the years ended March 31, 2005, 2004, and 2003, included ¥2,079 million ($19,430 thousand), ¥614 million, and ¥8,527 million, respectively, for amounts paid and expected to be paid related to the above matters. Because certain of the lawsuits are still ongoing, the total payments that will result from their ultimate resolution cannot be estimated with certainty.

Regarding losses alleged to have been sustained in relation to marketing and sales practices for *Leuplin* (brand name in the United States: Lupron Depot), a treatment for prostate cancer and endometriosis by TAP, civil (class) actions have been brought against TAP, Abbott Laboratories and the Company in federal and state courts by patients, insurance companies and others. Plaintiffs claim damages due to price discrepancies between the AWP (Average Wholesale Prices) as made public by independent industry compendia and the actual sales prices (the lawsuits alleging similar causes of actions are sometimes collectively called as "AWP Suits"). In negotiating reconciliation with these Lupron AWP suits, TAP, Abbott and the Company concluded a class and another settlement agreement with plaintiff attorneys on November 15, 2004, which will release TAP, Abbott and the Company on condition that TAP pay $150 million. The proposed settlement was preliminarily approved on November 24, 2004 and is under the review for the final approval by the United States District Court for the District of Massachusetts in Boston.

Apart from the above suits, industry-wide AWP Suits involving numerous U.S. major pharmaceutical companies have been under dispute. As part of the industry-wide civil litigation, several actions have been brought against TAP and TPNA in federal and state courts, with regard to medicinal products other than *Leuplin*; the Company is also a defendant in some litigation together with the above companies.

In addition, regarding pharmaceutical patents for *Leuplin*, a lawsuit claiming remuneration for employee invention has been brought against the Company in Tokyo District Court by complainants, who allegedly justified their action on the basis that they inherited the right to claim the consideration of a certain employee invention valued at ¥37,200 million ($347,664 thousand) from the deceased ex-employee. The complainant filed a complaint with Tokyo District Court demanding ¥100 million ($935 thousand) as an initial portion of the total claimable amount from the Company.

NOTE 16: SEGMENT INFORMATION

From the year ended March 2004, the Companies have classified their businesses into two segments: "Pharmaceuticals" and "Other Businesses", based on the actual business management structure. The pharmaceuticals segment is composed of those operations involved in the production and sale of ethical and over-the-counter pharmaceuticals and quasi-drugs. The other segment is composed of those operations involved in the production and sale of bulk vitamins, reagents, active carbon, and wood preservatives etc.

Summarized financial information by business segment for the years ended March 31, 2005 and 2004 is as follows:

	Millions of yen	
	Net sales	
	2005	2004
Pharmaceuticals	¥ 970,477	¥ 935,291
Other	152,483	151,140
Consolidated	¥ 1,122,960	¥ 1,086,431

	Millions of yen	
	Operating income	
	2005	2004
Pharmaceuticals	¥ 397,354	¥ 381,265
Other	13,716	14,222
Eliminations/Corporate	(25,792)	(23,854)
Consolidated	¥ 385,278	¥ 371,633

	Thousands of U.S. dollars	
	Net sales	Operating income
	2005	2004
Pharmaceuticals	$ 9,069,879	$ 3,713,589
Other	1,425,074	128,187
Eliminations/Corporate	—	(241,047)
Consolidated	$ 10,494,953	$ 3,600,729

There were no significant inter-segment sales. Corporate administrative expenses included in "Eliminations/Corporate" consisted principally of expenses related to the Company's administrative departments, such as the Corporate Strategy & Planning Department, Global Licensing & Business Development Department, Strategic Product Planning Department, Human Resources Department, Finance & Accounting Department, Legal Department and Corporate Communications Department.

	Millions of yen			
	Identifiable assets		Depreciation and amortization	
	2005	2004	2005	2004
Pharmaceuticals	¥ 647,496	¥ 658,719	¥ 19,582	¥ 19,729
Other	254,605	260,282	11,644	8,354
	902,101	919,001	31,226	28,083
Corporate	1,643,334	1,416,659	—	—
Consolidated	¥ 2,545,435	2,335,660	¥ 31,226	¥ 28,083

	Millions of yen			
	Loss on impairment of long-lived assets		Capital expenditures	
	2005	2004	2005	2004
Pharmaceuticals	¥ —	¥ —	¥ 42,024	¥ 38,540
Other	—	1,139	7,206	23,932
	—	1,139	49,230	62,472
Corporate	—	—	—	—
Consolidated	¥ —	1,139	49,230	62,472

	Thousands of U.S. dollars			
	Identifiable assets	Depreciation and amortization	Loss on impairment of long-lived assets	Capital expenditures
	2005	2005	2005	2005
Pharmaceuticals	$ 6,051,364	$ 183,009	$ —	$ 392,748
Other	2,379,486	108,823	—	67,345
	8,430,850	291,832	—	460,093
Corporate	15,358,262	—	—	—
Consolidated	$ 23,789,112	$ 291,832	$ —	$ 460,093

Note: As of April 1, 2005, the Company sold its shares in three subsidiaries and affiliates, including Japan Enviro Chemicals Ltd., engaging in life-environment business to Osaka Gas Chemicals Co., Ltd., a subsidiary of Osaka Gas Co., Ltd. (Life-environment business is included in other businesses.) Corporate assets are principally cash and cash equivalents, marketable securities and investment securities. Corporate assets included in "Corporate" consisted principally of surplus operating capital (cash and marketable securities) and long-term investments (investment securities) of the Company and a holding company in the United States and other subsidiaries.

Geographical segments have been classified into three segments: "Japan", "North America" and "Europe and Asia". Consistent with the business segment information, the corporate administrative expenses that cannot be classified in any specific segments are included in "Eliminations/Corporate".

Geographic segment data are as follows:

	Millions of yen	
	Net sales	
	2005	2004
Japan	¥ 841,762	¥ 828,306
North America	170,247	159,914
Europe and Asia	110,951	98,211
Eliminations/Corporate	—	—
Consolidated	¥ 1,122,960	¥ 1,086,431

	Millions of yen	
	Operating income	
	2005	2004
Japan	¥ 376,674	¥ 354,093
North America	18,089	26,728
Europe and Asia	18,156	13,844
Eliminations/Corporate	(27,641)	(23,032)
Consolidated	¥ 385,278	¥ 371,633

	Millions of yen	
	Identifiable assets	
	2005	2004
Japan	¥ 737,194	¥ 705,263
North America	121,532	176,930
Europe and Asia	114,287	92,428
Eliminations/Corporate	1,572,422	1,361,039
Consolidated	¥ 2,545,435	¥ 2,335,660

	Thousands of U.S. dollars		
	Net sales	Operating income	Identifiable assets
	2005	2005	2005
Japan	$ 7,866,935	$ 3,520,318	$ 6,889,664
North America	1,591,093	169,056	1,135,813
Europe and Asia	1,036,925	169,682	1,068,103
Eliminations/Corporate	–	(258,327)	14,695,532
Consolidated	$ 10,494,953	$ 3,600,729	$ 23,789,112

Geographic data for net sales to customers outside Japan are as follows:

	Millions of yen			Thousands of U.S. dollars
	Net sales to customers outside Japan			Net sales to customers outside Japan
	2005	2004	2003	2005
North America	¥ 287,382	¥ 296,004	¥ 262,246	$ 2,685,813
Europe	171,643	147,334	129,781	1,604,140
Other	19,408	18,582	17,809	181,383
Total	¥ 478,433	¥ 461,920	¥ 409,836	$ 4,471,336

	Percentage of consolidated net sales		
	2005	2004	2003
North America	25.6 %	27.2 %	25.1 %
Europe	15.3	13.6	12.4
Other	1.7	1.7	1.7
Total	42.6 %	42.5 %	39.2 %

NOTE 17: COMMITMENTS AND CONTINGENCIES

Commitments outstanding at March 31, 2005 for the purchase of property, plant and equipment amounted to approximately ¥4,364 million ($40,785 thousand).

At March 31, 2005, contingent liabilities were as follows:

	Millions of yen	Thousands of U.S. dollars
Guarantees of loans	¥ 4,670	$ 43,645
Notes and export drafts discounted and endorsed	¥ 39	$ 364

NOTE 18: SUBSEQUENT EVENT

On June 29, 2005, the shareholders of the Company approved payment of a year-end cash dividend of ¥44.00 ($0.41) per share to holders of record at March 31, 2005, totaling ¥39,105 million ($365,467 thousand) and bonuses to directors and corporate auditors of ¥233 million ($2,178 thousand).

INDEPENDENT AUDITORS' REPORT

Deloitte.

Deloitte Touche Tohmatsu
Osaka Kokusai Building
2-3-13, Azuchi-machi
Chuo-ku, Osaka 541-0052
Japan

Tel: +81 6 6261 1381
Fax: +81 6 6261 1238
www.deloitte.com/jp

To the Board of Directors of Takeda Pharmaceutical Company Limited:

We have audited the accompanying consolidated balance sheets of Takeda Pharmaceutical Company Limited and subsidiaries as of March 31, 2005 and 2004, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended March 31, 2005, all expressed in Japanese yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Takeda Pharmaceutical Company Limited and subsidiaries as of March 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2005, in conformity with accounting principles generally accepted in Japan.

Our audits also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 1. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.

Deloitte Touche Tohmatsu

June 29, 2005

Member of
Deloitte Touche Tohmatsu

BOARD OF DIRECTORS, AUDITORS AND CORPORATE OFFICERS



Chairman of the Board and
Chief Executive Officer
KUNIO TAKEDA



President and
Chief Operating Officer
YASUCHIKA HASEGAWA



Managing Director
HIROSHI AKIMOTO, PH.D.
MPDRAP Advisor



Managing Director
MAKOTO YAMAOKA
General Manager
Pharmaceutical Marketing Division



Director
KIYOSHI KITAZAWA, PH.D.
General Manager
Pharmaceutical Development Division



Director
TAKASHI SODA, PH.D.
General Manager
Pharmaceutical Research Division



Director
HIROSHI SHINHA
General Manager
Legal Department



Director
TOYOJI YOSHIDA
General Manager
Corporate Communications Department

Full-time Corporate Auditor
YUZURU TAKAGI

Corporate Auditors
KIYOSHI TAURA

YOICHI ASAKAWA

TADASHI ISHIKAWA

Corporate Officers
YASUHIKO YAMANAKA
General Manager
Corporate Strategy & Planning Department

KAZUAKI IKEYA
General Manager
Strategic Product Planning Department

HIROSHI TAKAHARA
General Manager
Finance & Accounting Department

TSUTOMU MIURA
General Manager
Ethical Products Marketing Department
Pharmaceutical Marketing Division

NAOHISA TAKEDA
General Manager
Department of Europe & Asia

SABURO HAMANAKA
U.S. Business Operations

HIROSHI OHTSUKI, PH.D.
President
Consumer Healthcare Company

MAIN SUBSIDIARIES AND AFFILIATES

TAKEDA PHARMACEUTICAL COMPANY LIMITED

PHARMACEUTICALS

JAPAN

■Nihon Pharmaceutical Co., Ltd.
9-8, Higashikanda 1-chome
Chiyoda-ku, Tokyo 101-0031, Japan
Tel: +81-3-3864-8411
Fax: +81-3-3864-8837
Voting Shares Owned: 87.6%

□Takeda Healthcare Products Co., Ltd.
2-21, Osadano-cho
Fukuchiyama-shi
Kyoto 620-0853, Japan
Tel: +81-773-27-5421
Fax: +81-773-27-5489
Voting Shares Owned: 100.0%

■Wyeth K.K.
Hattori Building
10-3, Kyobashi 1-chome
Chuo-ku, Tokyo 104-0031, Japan
Tel: +81-3-3561-8781
Fax: +81-3-3561-0267
Voting Shares Owned: 30.0%

■Amato Pharmaceutical Products, Ltd.
995 Saso-cho
Fukuchiyama-shi,
Kyoto 620-0932, Japan
Tel: +81-773-22-1100
Fax: +81-773-23-3355
Voting Shares Owned: 30.0%

U.S.A.

■Takeda America Holdings, Inc.
555 Madison Avenue
New York, NY 10022, U.S.A.
Tel: +1-212-421-6950
Fax: +1-212-355-5243
Voting Shares Owned: 100.0%

■Takeda Research Investment, Inc.
435 Tasso Street, Suite 300
Palo Alto, CA 94301, U.S.A.
Tel: +1-650-328-2900
Fax: +1-650-328-2922
Voting Shares Owned: 100.0%*

■Takeda San Diego, Inc.
10410 Science Center Drive
San Diego, CA 92121
Tel: +1-858-622-8528
Fax: +1-858-550-0526
Voting Shares Owned: 100.0%*

■Takeda Pharmaceuticals North America, Inc.
475 Half Day Road
Lincolnshire, IL 60069, U.S.A.
Tel: +1-847-383-3000
Fax: +1-847-383-3700
Voting Shares Owned: 100.0%*

■Takeda Global Research & Development Center Inc.
475 Half Day Road
Lincolnshire, IL 60069, U.S.A.
Tel: +1-847-383-3000
Fax: +1-847-383-3587
Voting Shares Owned: 100.0%**

■TAP Pharmaceutical Products Inc.
675 North Field Drive
Lake Forest, IL 60045, U.S.A.
Tel: +1-847-582-2000
Fax: +1-847-582-5797
Voting Shares Owned: 50.0%*

EUROPE

■Takeda Europe Research & Development Centre Ltd.
Savannah House
11-12, Charles II Street
London SW1Y 4QU,
United Kingdom
Tel: +44-20-7484-9000
Fax: +44-20-7484-9062
Voting Shares Owned: 100.0%

■Laboratoires Takeda
11-15 quai de Dion-Bouton
92816 Puteaux cedex, France
Tel: +33-1-4625-1616
Fax: +33-1-4697-0011
Voting Shares Owned: 100.0%

■Takeda UK Limited
Takeda House, The Mercury Centre
Wycombe Lane, Wooburn Green
High Wycombe, Buckinghamshire
HP10 OHH, United Kingdom
Tel: +44-1628-537-900
Fax: +44-1628-526-615
Voting Shares Owned: 100.0%

■Takeda Italia Farmaceutici S.p.A.
Via Elio Vittorini, 129
00144 Rome, Italy
Tel: +39-06-502601
Fax: +39-06-5011709
Voting Shares Owned: 76.9%

■Development
□Manufacturing
■Marketing
■Manufacturing and Marketing
■R&D
■R&D, Manufacturing and Marketing
■Holding Company, etc.

* Owned by Takeda America Holdings, Inc.
** 100% subsidiary of Takeda Pharmaceuticals North America, Inc.
*** 100% subsidiary of Takeda Pharma GmbH

Others

Asia

■Takeda Pharma GmbH
Viktoriaallee 3-5
52066 Aachen, Germany
Tel: +49-241-941-0
Fax: +49-241-941-2222
Voting Shares Owned: 100.0%

■Takeda Pharma Ges.m.b.H
Seidengasse 33-35
A-1070, Vienna, Austria
Tel: +43-1-524-40-64
Fax: +43-1-524-40-66
Voting Shares Owned: 100.0%***

■Takeda Pharma AG
Alpenblickstrasse 26
CH-8853 Lachen, Switzerland
Tel: +41-55-451-5200
Fax: +41-55-451-5220
Voting Shares Owned: 100.0%***

□Takeda Ireland Limited
Bray Business Park, Kilruddery,
Co. Wicklow, Ireland
Tel: +353-1-205-0600
Fax: +353-1-205-0601
Voting Shares Owned: 100.0%

□Takeda Pharma Ireland Limited
Grange Castle Business Park,
Dublin 22, Ireland
Tel: +353-1-467-2400
Fax: +353-1-467-2421
Voting Shares Owned: 100.0%

■Tianjin Takeda Pharmaceuticals Co., Ltd.
No.11 Xinghua Road
Tianjin Xiqing Economic
Development Area
Tianjin, China
Tel: +86-22-2397-0011
Fax: +86-22-2397-2230
Voting Shares Owned: 75.0%

■Takeda Chemical Industries (Taiwan), Ltd.
7th Floor, Great China Bldg.
No. 217, Sec.3
Nanking East Road, Taipei, Taiwan
Tel: +886-2-2712-1112
Fax: +886-2-2712-1118
Voting Shares Owned: 100.0%

■Boie-Takeda Chemicals, Inc.
12th Floor, Sky Plaza Bldg.
6788 Ayala Avenue, Oledan Square
Makati City, Metro Manila, Philippines
Tel: +63-2-886-6954 or 6961
Fax: +63-2-886-6941
Voting Shares Owned: 50.0%

■Takeda (Thailand), Ltd.
10th Floor Rajanakarn Bldg.
183 South Sathorn Road
Kwang Yannawa, Khet Sathorn
Bangkok 10120, Thailand
Tel: +66-2676-6770 to 9
Fax: +66-2676-6780
Voting Shares Owned: 48.0%

■P.T. Takeda Indonesia
Plaza DM 15th Floor
Jl. Jend. Sudirman Kav. 25
Jakarta 12920, Indonesia
Tel: +62-21-526-7656
Fax: +62-21-526-7657
Voting Shares Owned: 70.0%

■Wako Pure Chemical Industries, Ltd.
1-2, Doshomachi 3-chome
Chuo-ku, Osaka 541-0045, Japan
Tel: +81-6-6203-3741
Fax: +81-6-6203-2029
Voting Shares Owned: 70.3%

■Takeda Food Products, Ltd.
20, Imoji 3-chome, Itami-shi
Hyogo 664-0011, Japan
Tel: +81-727-78-1121
Fax: +81-727-72-5155
Voting Shares Owned: 100.0%

■Mizusawa Industrial Chemicals, Ltd.
13-6, Nihonbashi-Muromachi
1-chome, Chuo-ku,
Tokyo 103-0022, Japan
Tel: +81-3-3270-3821
Fax: +81-3-5201-7467
Voting Shares Owned: 54.3%

■BASF Takeda Vitamins Ltd.
3-3, Kioicho, Chiyoda-ku
Tokyo 102-8570, Japan
Tel: +81-3-3238-2800
Fax: +81-3-3238-2523
Voting Shares Owned: 34.0%

■Takeda-Kirin Foods Corporation
11th Floor, Nichirei Higashi-Ginza Bldg.
19-20, Tsukiji 6-chome
Chuo-ku, Tokyo 104-0045, Japan
Tel: +81-3-5148-5311
Fax: +81-3-5565-0461
Voting Shares Owned: 34.0%

■MITSUI TAKEDA CHEMICALS, INC.
17th Floor, Shiodome City Center
1-5-2, Higashi-Shimbashi,
Minato-ku, Tokyo 105-7117, Japan
Tel: +81-3-6253-4100
Fax: +81-3-6253-4267
Voting Shares Owned: 49.0%

■Sumitomo Chemical Takeda Agro Company, Limited
Sumitomo Fudosan Kayabachou Building,
16-3, Shinkawa 1-chome
Chuo-ku, Tokyo 104-0033, Japan
Tel: +81-3-3537-8621
Fax: +81-3-3537-8649
Voting Shares Owned: 40.0%

CORPORATE INFORMATION

As of March 31, 2005

Takeda Pharmaceutical Company Limited

Founded:
June 12, 1781

Date of Incorporation:
January 29, 1925

Paid-in Capital:
¥63,541 million

Number of Shareholders:
118,042

Common Shares Issued:
889,272,395

Independent Certified Public Accountants:
Deloitte Touche Tohmatsu
(by Tohmatsu & Co., a member firm of Deloitte Touche Tohmatsu)
Osaka Kokusai Building
3-13, Azuchimachi 2-chome
Chuo-ku, Osaka 541-0052, Japan

Stock Exchange Listings:
(#4502) Tokyo, Osaka, Nagoya, Fukuoka, Sapporo

Transfer Agent:
The UFJ Trust and Banking Co., Ltd.
6-3, Fushimi-machi 3-chome
Chuo-ku, Osaka 541-8502, Japan

Principal Shareholders

Name	Number of Shares Held (thousands)	Percentage of Total Shares Outstanding (%)
Japan Trustee Services Bank, Ltd. (Trust account)	58,390	6.57%
Nippon Life Insurance Company	56,400	6.34%
The Master Trust Bank of Japan, Ltd. (Trust account)	46,602	5.24%
State Street Trust & Banking Co., Ltd. 505103	23,634	2.66%
The Chase Manhattan Bank, N.A. London	19,997	2.25%
Dai-ichi Life Insurance Company	19,029	2.14%
Takeda Science Foundation	17,912	2.01%
The Chase Manhattan N.A. London, S.L. Omnibus Account	13,701	1.54%
BNP PARIBAS Securities (Japan) Limited	11,624	1.31%
Nomura Securities Co., Ltd.	9,862	1.11%

Monthly Stock Price Range (Tokyo Stock Exchange)



Stock Price (Yen)
TOPIX Close
TOPIX
9,000
7,500
6,000
4,500
3,000
1,500
0
3,000
2,500
2,000
1,500
1,000
500
0
Month 4 8 12 4 8 12 4 8 12 4 8 12 4 8 12 4 8 12
Year 1999 2000 2001 2002 2003 2004 2005

Monthly Trading Volume



(Millions of Shares)
100
80
60
40
20
0
Month 4 8 12 4 8 12 4 8 12 4 8 12 4 8 12 4 8 12
Year 1999 2000 2001 2002 2003 2004 2005

*TOPIX (Tokyo Stock Price Index) is an intellectual property that belongs to the Tokyo Stock Exchange, Inc. (TSE). All the rights to calculate, publicize, disseminate, and use the index value are reserved by the TSE.

For further information,
please contact:

Head Office
1-1, Doshomachi 4-chome
Chuo-ku, Osaka 540-8645, Japan
Tel: +81-6-6204-2111
Fax: +81-6-6204-2880

Tokyo Head Office
12-10, Nihonbashi 2-chome
Chuo-ku, Tokyo 103-8668, Japan
Tel: +81-3-3278-2111
Fax: +81-3-3278-2000

URL
http://www.takeda.com/

Takeda Pharmaceutical Company Limited

END

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